SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Management Proposal for the 184th Extraordinary General Meeting to be held on December 22, 2022

Eletrobras

TABLE OF CONTENTS

INVITATION

CENTRAL ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, invites all its shareholders to participate in its 184th Extraordinary General Meeting ("EGM"), as follows:

Date: December 22, 2022

Time (Brasília): 02:00 pm

The Extraordinary General Meeting will be held in a fully digital manner pursuant to articles 5, §2, I and 28, paragraphs 2 and 3, all of CVM Resolution No. 81, of March 29, 2022, on December 22, 2022, at 2:00 pm, through the Zoom digital platform ("Digital Platform") to resolve on the agenda contained in the call notice attached to this proposal.

Agenda:

1. Approve the Compensation Plan Based on Stock Options, according to the draft attached to the Management Proposal, which will integrate the compensation model for the managers of the privatized Eletrobras;

2. Approve the Compensation Plan Based on Restricted Shares, according to the draft attached to the Management Proposal, which will integrate the compensation model for the managers of the privatized Eletrobras;

3. Reratify the resolution taken at the Ordinary General Meeting of April 22, 2022, to fix, in the period ending March 31, 2023, the new total amount of the compensation of the directors and members of the Advisory Committees to the Board of Directors, as well as the new individual amount of the compensation of the members of the Fiscal Council, in line with the compensation model of the directors of privatized Eletrobras that includes a review of fixed compensation and the adoption of short- and long-term incentives.

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its Shareholders about the matters that will be resolved, making its Investor Relations Superintendence available to clarify any additional doubts.

Service Channels
Website: www.ri.eletrobras.com
Email: assembleiavirtual@eletrobras.com
Email: ombudsman-ri@eletrobras.com
Phones: (21) 2514-6333|2514-4627
Fax: (21) 2514-5964

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Publicly-held company)
CNPJ. No. 00.001.180/0001-26

CALL NOTICE
184th Extraordinary General Meeting

We call on the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Company") to meet at the Extraordinary General Meeting, exclusively digitally, pursuant to articles 5, §2, I and 28, paragraphs 2 and 3, all of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, on December 22, 2022, at 2:00 pm, through the Zoom digital platform ("Digital Platform"), to resolve on the agenda listed below:

Agenda:

1. Approve the Compensation Plan Based on Stock Options, according to the draft attached to the Management Proposal, which will integrate the compensation model for the managers of the privatized Eletrobras;

2. Approve the Restricted Share-Based Compensation Plan, as attached to the Management Proposal, which will integrate the compensation model for the managers of the privatized Eletrobras;

3. Reratify the resolution taken at the Ordinary General Meeting of April 22, 2022, to fix, in the period ending March 31, 2023, the new total amount of the compensation of the directors and members of the Advisory Committees to the Board of Directors, as well as the new individual amount of the compensation of the members of the Fiscal Council, in line with the compensation model of the directors of privatized Eletrobras that includes a review of fixed compensation and the adoption of short- and long-term incentives.

Digital Meeting

The Company's decision to carry out the exclusively digital EGM, pursuant to art. 5, §2, item I and art. 28, §§2 and 3 of CVM Resolution 81, aims to facilitate the participation of shareholders and others involved in the realization of the EGM.

The EGM will be carried out exclusively digitally, which is why the shareholder's participation can only be:

(a) via Remote Voting Form ("Voting Form"), and the detailed guidance on the documentation required for remote voting is contained in the Voting Form that can be accessed on the *websites* mentioned below; and

(b) via Digital Platform, in person or by a duly constituted attorney-in-fact, pursuant to art. 28, §§2 and 3 of CVM Resolution 81, in which case the shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Form; or (ii) participate and vote in the EGM, observing that as for the shareholder who has already sent the Voting Form and who, if he wishes, vote in the Meeting via Digital Platform, all voting instructions received through a Voting Form will be disregarded.

Distance Voting

Subject to the procedures provided for in CVM Resolution 81, in the Company's Reference Form and the instructions contained in the Management Proposal for the EGM, the shareholder may exercise the right to vote by completing and delivering the Voting Form made available by the Company on the Company's websites (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

Access to the Meeting

Shareholders who wish to participate in the EGM via the Digital Platform must access the website www.eletrobras.com/AssembleiaVirtual184 fill out their registration, including the creation of a password, and attach all documents necessary for their qualification to participate and/or vote in the EGM, at least 2 (two) days in advance of the date designated for the EGM, that is, until December 20, 2022.

Required Documents

The following documents will be required from shareholders for qualification and participation and/or vote in the EGM via the Digital Platform: (a) if an individual, a copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, if represented by a proxy, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with a photo of the proxy, and such proxy must be another shareholder, director of the Company or lawyer regularly registered in the boards of the Brazilian Bar Association; or (b) if a legal entity, (i) updated articles of incorporation of the shareholder and the act that invests the representative(s) of sufficient powers for representation within the scope of the EGM, duly registered with the competent bodies, together with the official identity document with photo of the said representative (s); (ii) if it is the case, a power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the document identity officer with a photo of the prosecutor.

The Company clarifies, exceptionally for this EGM, that it will waive the need to send the physical copies of the shareholder representation documents to its office, as well as the recognition of the grantor's signature in the power of attorney for shareholder representation, the notarization, consularization, apostille and sworn translation of all documents representing the foreign shareholder, simply by sending a simple copy of the original copies of such documents through the aforementioned website. The Company will only admit powers of attorney granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Key Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Representation of Shareholders

Pursuant to the first paragraph of art. 126 of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporation Law") and the decision of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, the shareholder may be represented at the shareholders' meeting: (i) if a natural person, by an attorney-in-fact constituted less than one (1) year ago (who is a shareholder, manager of the Company or a lawyer regularly registered in the boards of the Brazilian Bar Association), (ii) if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code, and (iii) if an investment fund, by its administrator and/or manager or, by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

Confirmation of Qualification

After sending all documents proving the qualification, the shareholder or attorney-in-fact, as the case may be, will receive confirmation of the qualification to participate in the EGM and the individual link to access the Digital Platform. Pursuant to art. 6, §3 of CVM Resolution 81, access to the Digital Platform of shareholders who do not submit the necessary participation documents within the period provided herein and as detailed in the Management Proposal will not be allowed.

Additional Information

Detailed information on the rules and procedures for participation and/or remote voting in the EGM, including guidelines for sending the Voting Bulletin, are contained in the Management Proposal available on the *websites* of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the Company (https://ri.eletrobras.com/). Guidance on the rules of conduct to be adopted at the EGM will be available on the Digital Platform.

Pursuant to article 8 of the Articles of Incorporation of Eletrobras, any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Pursuant to article 9 of Eletrobras's Articles of Incorporation, it is forbidden to enter into shareholders' agreements aimed at regulating the exercise of voting rights in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which Eletrobras's voting capital is divided.

Pursuant to article 10 of Eletrobras's Articles of Incorporation, they fall within the definition of "group of shareholders", for the purposes of restricting the exercise of voting rights, two (2) or more shareholders who: (i) are parties to a voting agreement, either directly or through controlled companies, controlling companies or companies under common control; (ii) are, directly or indirectly, a controlling shareholder or controlling company of the other or others; (iii) are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; (iv) are companies, associations, foundations, cooperatives and trusts, funds or investment portfolios, universality of rights or any other forms of organization or enterprise with the same directors or managers, or whose directors or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; (v) are any shareholders represented by the same agent, director or representative in any capacity, except in the case of holders of securities issued under the program of Depositary Receipts of the Company, when represented by the respective depositary bank, provided that they do not fit into any of the cases contemplated in the aforementioned article.

In the case of investment funds with a common director or manager, only those whose investment and voting policy at shareholders' meetings, under the terms of the respective regulations, is the responsibility of the director or manager, will be considered as members of a group of shareholders.

Due to the aforementioned limitation, the Company hereby requests, for the purposes of the timely examination of the matter, that the shareholders included in the legal situations contemplated in article 10 of the aforementioned Articles of Incorporation, inform which are the members of the group of shareholders up to two (2) days in advance of the date designated for the realization of the EGM, that is, until 11:59 pm on December 20, 2022, by sending the statement exclusively to the *website* address www.eletrobras.com/AssembleiaVirtual184, specifying the following:

(i) whether they are party to a voting agreement and whether there are other members of the agreement and their respective interests;

(ii) whether they are part of an economic group of companies or group of entities with common administration or management or under the same command;

(iii) whether they are represented by the same agent, administrator or representative in any capacity.

The model of the declaration of belonging is made available by the Company on its website (https://ri.eletrobras.com/).

The Company will consider that shareholders who do not submit such a declaration, affirm that they do not belong to any "group of shareholders".

Shareholders are available on the Company's *websites* (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 (www.b3.com.br) all documentation pertinent to the matter that will be resolved at the EGM, pursuant to the Brazilian Corporate Law and CVM Resolution 81.

Rio de Janeiro, November 21, 2022.

Ivan de Souza Monteiro
Chairman of the Board of Directors

MANAGEMENT'S PROPOSAL

1. Procedures inherent to the EGM

To facilitate the understanding and attendance of the Shareholders at the EGM now called, the Company lists below some relevant information regarding the procedures for installation, participation and conduct of the conclave. ("Management Proposal").

1.1. Voting Rights

- Shareholders holding **Common** shares:

They shall have the right to vote on all items on the agenda.

1.2. Quorums for Installation and Approval of Matters of the Extraordinary General Meeting

Pursuant to article 125 of the Brazilian Corporation Law, for the installation of the Extraordinary General Meeting on first call, the skillful attendance of shareholders and/or their legal representatives holding an interest corresponding to at least 1/4 (one quarter) of the total of votes conferred by voting shares.

If this percentage is not reached, a new call will be made, at least 08 (eight) days in advance, after which the Extraordinary General Meeting will be held with the presence of any number of shareholders.

In turn, the approval of the matters on the agenda will depend on the majority of shareholders present at the Extraordinary General Meeting will be required, observing the limit to the exercise of voting rights provided for in the arts. 6th to 8th of the Company's Bylaws.

1.3. Qualification and Participation in the Extraordinary General Meeting

Representation at the Extraordinary General Meeting

Pursuant to paragraph 1 of article 126 of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporation Law") and the decision of the CVM Board in CVM case RJ-2014/3578, issued on November 4, 2014, the shareholder may be represented at the EGM in the following ways: (a) if a natural person, by an attorney-in-fact appointed less than 1 (one) year ago (who is a shareholder, company administrator or lawyer regularly registered in the boards of the Brazilian Bar Association), (b) if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code, (c) if an investment fund, by its administrator and/or manager or, by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in the Extraordinary General Meeting

To participate in the EGM, the Shareholders must hold shares issued by the Company, and present the following documents:

(a) if a natural person, a copy of an identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with a photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder or lawyer regularly registered in the boards of the Brazilian Bar Association; or

(b) if a legal entity, (i) a copy of the updated articles of incorporation of the shareholder and the act that invests the representative(s) of sufficient powers for representation within the scope of the EGM, duly registered with the competent bodies, together with the official identity document with photo of the said representative(s); (ii) if applicable, an instrument of mandate duly granted in accordance with the law and/or the articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

For the purposes of the documents provided for in item (b), the Company will accept articles of incorporation and articles of association and minutes of corporate bodies that elect the representatives of the legal entity shareholder, in a certificate issued by the respective registration body, attesting to the registration of the document or act registered.

In the case of investment funds, the representative must prove his/her status as administrator of the fund or attorney-in-fact duly appointed by the fund, in accordance with the legislation applicable to him/her.

Due to the limitation on the exercise of voting rights, the Company hereby requests, for the purposes of the timely examination of the matter, that the shareholders included in the legal situations contemplated in article 10 of the Articles of Incorporation, inform which are the members of the group of shareholders up to two (2) days in advance of the date designated for the realization of the EGM, that is, until 11:59 pm on December 20, 2022, by sending the statement exclusively to the *website* address www.eletrobras.com/AssembleiaVirtual184, specifying the following:

(i) whether they are party to a voting agreement and whether there are other members of the agreement and their respective interests;

(ii) if they are part of an economic group of companies or group of entities with common administration or management or under the same command;

(iii) if they are represented by the same agent, administrator or representative in any capacity.

The aforementioned documents must be presented by the shareholder up to 2 (two) days in advance of the date designated for the EGM, that is, until 11:59 pm on December 20, 2022, exclusively through the *website* address www.eletrobras.com/AssembleiaVirtual184.

The model of the declaration of belonging is made available by the Company on its website (https://ri.eletrobras.com/).

Shareholders who do not fit into the legal situations contemplated in article 10 of the Bylaws do not need to send the aforementioned Declaration and the Company will consider that such shareholders affirm that they do not belong to any "group of shareholders" and that they are responsible for such statement, given the informational duty provided for in the Company's Articles of Incorporation.

Registration and Accreditation for Remote Participation in the EGM

The shareholder who wishes to participate in the EGM, in order to manifest and/or vote, via the Digital Platform, must complete all registration data at www.eletrobras.com/AssembleiaVirtual184 and attach all (in full) the supporting documents of qualification (as listed above) at said website address at least 2 (two) days in advance of the date designated for the EGM, that is, until 11:59 pm on December 20, 2022.

The Company will arrange for the verification of the documents and the shareholder will receive confirmation of their accreditation to participate in the EGM and the individual link to access the Digital Platform. In case of insufficient documentation, the shareholder must complement the documentation at the same address www.eletrobras.com/AssembleiaVirtual184 by 11:59 pm on December 20, 2022.

In the case of an attorney-in-fact, he must register his data at www.eletrobras.com/AssembleiaVirtual184 and must, through the same website, indicate each shareholder he will represent and attach the respective documents proving the condition of shareholder and representation, under the terms mentioned above. After the personal registration, the attorney is automatically directed to the registration of their representatives, but if you leave this page and want to add more represented, the attorney needs to access the link www.eletrobras.com/AssembleiaVirtual184 and login with the password created at the time of registration to continue to register them. The attorney-in-fact will receive individual confirmation of the qualification situation of each shareholder registered in its registration and will provide, if necessary, the complementation of documents.

The proxy who may represent more than one shareholder may only vote in the EGM by shareholders who have their qualification confirmed by the Company. In this case, the attorney-in-fact must pay attention to the provisions of the second paragraph of Article 8 of the Articles of Incorporation, which establishes that will be considered as part of the same group of shareholders, for the purposes of the voting limitation established in Articles 6 and 7 of the Bylaws, any shareholders represented by the same agent, administrator or representative in any capacity,, with the exception of the holders of securities issued under the Company's Depositary Receipts Program, when represented by the depository bank, shall be considered as part of the same group of shareholders, provided that they are not included in any of the hypotheses of the caput of Article 10 or its first paragraph.

It should be noted that the holders of ADRs ("American Depositary Receipt") participate and vote at the meetings solely and exclusively through their representative, Banco Bradesco S.A., as a depositary financial institution, observing the terms and procedures established in the "Depositary Agreement" entered into with Eletrobras.

Access to the EGM via Digital Platform will be restricted to shareholders or their attorneys-in-fact who are accredited under the terms of this Management Proposal ("Accredited Shareholders"). The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required herein will not be able to participate in the EGM.

The Accredited Shareholders or their attorneys-in-fact undertake to: (i) use the individual registration solely and exclusively for the remote monitoring of the EGM, (ii) not to transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, the registration being non-transferable, and (iii) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the performance of the EGM.

If a certain Accredited Shareholder does not receive confirmation for virtual access at the EGM up to 8 (eight) hours in advance of the start time of the EGM, they must contact the Company's Investor Relations Superintendence through the email assembleiavirtual@eletrobras.com up to 4 (four) hours in advance of the start time of the EGM.

Participation in the EGM via Digital Platform

The Accredited Shareholder who participates through the electronic system made available by the Company will be considered present at the EGM (being able to exercise their respective right to vote) and subscriber to the respective minutes, pursuant to art. 47, item III and paragraph §1, of CVM Resolution 81.

In turn, the shareholder who has already sent the Voting Form may also, if he wishes, register to participate in the EGM through the Digital Platform, provided that he does so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Form; or (ii) participate and vote in the EGM, observing that, as for the shareholder who has already sent the Voting Form and who, if he wishes, vote in the EGM, all voting instructions received through the Voting Form will be disregarded.

It should be noted that the Digital Platform meets the requirements established in art. 28, §1 and items I to III of CVM Resolution 81, which are: (i) the possibility of manifestation and simultaneous access to documents presented during the EGM that have not been previously made available; (ii) the full recording, by the Company, of the EGM; (iii) the possibility of communication between the shareholders present and (iv) ensure the registration of the presence of the shareholders and the respective votes.

The Accredited Shareholders who enter the electronic system, hereby authorize the Company to use any information contained in the recording of the EGM to: (i) record the possibility of manifestation and viewing of the documents presented during the EGM; (ii) record the authenticity and security of communications during the EGM; (iii) record the presence and votes cast by the participating shareholders; (iv) compliance with the legal order of competent authorities; and (v) defense of the Company, its administrators and contracted third parties, in any judicial, arbitral, regulatory or administrative sphere.

The Accredited Shareholder who wishes to express an opinion on a certain matter on the agenda of the EGM shall use the Digital Platform to register such request, so that, in the order in which they are received by the board, the floor is given to such Accredited Shareholder, by opening its audio. In order to maintain the good progress of the EGM, a maximum time may be established for the manifestation of each participating shareholder.

Any manifestations made in writing, sent to the EGM table at assembleiavirtual@eletrobras.com until the end of the EGM, by any Accredited Shareholder or his attorney-in-fact, will be attached to the respective minutes, if expressly requested.

The participating shareholder who wishes to take the floor to make a statement on any matter not related to the agenda of the EGM must use the usual channels of contact with the Company, through the Investor Relations area.

The Company is not responsible for connection problems that the Accredited Shareholders may face and other situations that are not under the Company's control, such as instability in the connection to the internet or incompatibility of the Digital Platform with the Accredited Shareholder's equipment.

The Company also strongly recommends that Accredited Shareholders (i) test and familiarize themselves in advance with the Zoom tool to avoid the incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the day of the EGM; and (ii) access the Digital Platform at least 30 (thirty) minutes in advance of the start of the EGM, in order to avoid any operational problems.

In order to assist its shareholders, the Company will provide remote technical support and provide Accredited Shareholders with a guide with basic instructions for accessing the EGM through the Digital Platform.

Any doubts or clarifications on the above issues may be resolved or obtained, as the case may be, through contact with the Investor Relations Department, by e-mail assembleiavirtual@eletrobras.com.

Distance Voting

As provided for in CVM Resolution 81, pursuant to art. 26, §1, II, b, Eletrobras will make available, up to 1 month before the date scheduled for the EGM, the possibility of remote participation through the Remote Voting Ballot ("Voting Ballot"), whose model was made available on the Company's websites (https://ri.eletrobras.com/), CVM (http://www.cvm.gov.br/) and B3 (www.b3.com.br).

To participate in the EGM through this modality, the Company's shareholders must fill in the proper fields, sign the Voting Bulletin and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custodian Agent responsible for the custody of the shares issued by the Company held by him ("Custodian Agent"), provided that he is able to receive the Voting Ballot under the terms of CVM Resolution 81; or, (iii) the Company, directly, by postal or electronic mail, as provided for in item I of art. 27 of said normative act, observing the term portrayed below.

In this sense, Eletrobras informs that the bookkeeping agent of its shares, namely Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement signed with the Company, will receive the Voting Ballot of the Company's shareholders throughout its network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. The shareholders or their representatives must appear at any bank branch of the Bookkeeping Agent, with a valid, original identity document, with photo and, in the case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents must be presented, in addition to the Voting Ballot.

In addition, it should be noted that pursuant to CVM Resolution 81, custodians may, but are not required to, receive the Voting Bulletins from the Company's shareholders. As a result, it is recommended that shareholders verify with the respective Custodian Agent whether it will provide such service, as well as its costs and procedures. In cases where the Escrow Agent chooses to receive the Voting Ballots, the Company's shareholders may also, at their sole discretion, forward the Voting Ballot directly to such agents.

Also, pursuant to CVM Resolution 81, shareholders who so wish, may also forward the Voting Form directly to the Company, and, in this case, they must observe the following rules:

(i) The Voting Ballot will only be received when sent by email, to the following email address: ombudsman-ri@eletrobras.com. Exceptionally, for this EGM, the originals will not be required to be sent to the Company;

(ii) The Voting Ballot shall contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under the terms of Brazilian law, the signature must be of its legal representatives, or attorneys-in-fact with powers to practice this type of act; and

(iii) The Voting Ballot sent directly to the Company must be accompanied by the documentation proving the quality of shareholder or legal representative of the signatory shareholder, observing, therefore, the requirements and formalities indicated in item 1.3 above.

The Voting Ballot that is unaccompanied by the documentation necessary to prove the status of shareholder, or to prove its representation, will not be considered valid, and, consequently, will not be processed by the Company, but may be corrected and resubmitted by the shareholder to the Company, subject to the terms and procedures established in CVM Resolution 81.

The Voting Ballot that is received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or the Company up to 7 (seven) days before the date of the EGM pursuant to art. 27 of CVM Resolution 81. The Voting Ballot that is delivered

after this period, or that is not corrected by this period, will be considered invalid and will not be processed by the Company.

After the expiration of the aforementioned period, if items not filled in the Ballots presented remain, the Company informs that it will consider them as an instruction equivalent to abstaining from voting in relation to such matters.

2. Clarifications on the Matters to be resolved in the EGM

The present Management Proposal aims to bring to the approval of the shareholders a new model of remuneration of the managers of the privatized Eletrobras, which contemplates the revision of the fixed remuneration and the adoption of short and long term incentives, composed of a Compensation Plan Based on Stock Options and by Compensation Plan Based on Restricted Shares, up to the limit of 1.3% of the Company's capital share, (up to 1.1% for the Option Plan and up to 0.2% for the Restricted Share Plan).

Initially, it is worth contextualizing that until June 17, 2022, the remuneration strategy of the managers of Eletrobras and its subsidiaries was defined exclusively by the Secretariat for Coordination and Governance of State-owned Companies (SEST), whose guidelines were to be applied cogently to all companies state.

This is because, until that date, the Company was a federal state company, under the control of the Federal Government, and had a series of limitations, as we will discuss below, for setting the remuneration of its directors.

During the last 7 (seven) years, between 2015 and the last ordinary general meeting held in April 2022, SEST's strategic positioning in relation to the Eletrobras management remuneration model was characterized by the non-application of any readjustments and by the freezing of remuneration of its directors and board members, which had the effect of making the already severe remuneration gap that separates the Company's current practices from those of its competitors and the market in general.

Due to this period of state nature that prevailed until June 17, 2022, when the vote of the controlling shareholder, Federal Government, essential in the decision-making direction in meetings, was always linked to the positions issued by SEST, a model of remuneration with numerous distortions and need for improvement, which we describe below:

- The amounts of fixed remuneration and benefits have not been readjusted since April 2015, so that the remuneration gap is verified not only in terms of private players, but also in relation to the main federal state companies of equivalent size (Petrobras, Banco do Brasil, Caixa Econômica Federal and BNDES);

- In terms of variable remuneration, the Company only approached the models practiced by the aforementioned state-owned companies from 2020 onwards, which, in itself, was not enough to correct the distortion in terms of absolute remuneration amounts, precisely because of the remuneration fixed, which was used as the basis for calculating short-term incentives;

- By expanding the remuneration survey to the market in general, the discrepancy between the remuneration level currently practiced by Eletrobras and those adopted by private companies of equivalent size, in the same sector and with the same degree of responsibilities, stands out even more, complexity and challenges;

- The degree of legal, regulatory and management complexity associated with the administration of Eletrobras is out of line with the compensation currently offered to its managers, which translates into disproportionate assumption of risks, burdens and responsibilities and the deleterious inability to retain and attract talent;

- The compensation models used until then by Eletrobras never contemplated the management of stock option plans associated with long-term compensation incentives, this being an essential tool to provide long-term alignment between the interests of managers, the Company and its shareholders;

- The compensation strategy is a fundamental part of the high performance culture linked to meritocracy, so that providing the Company with adequate inputs and tools to encourage its managers is a key part of unlocking the value levers associated with the privatization of Eletrobras;

It was in this context of immobilization that there was approval by the Ordinary General Meeting, on April 22, 2022, of the global amount of the remuneration of the Eletrobras administrators, as well as the members of the Fiscal Council and the members of the Statutory Advisory Committees to the Board of Directors of the Company, for the period between April 2022 and March 2023.

In view of this situation, in a transparent manner to shareholders, Management has been routinely expressing to its shareholders, throughout the last management proposals of its Ordinary General Meetings ("ASM"), its concern regarding the risks and difficulties faced by the Company in structuring of appropriate remuneration and succession plans, which, in the last case, may compromise the continuity of the Company's own management and performance.

As an example, quote below excerpt from the Proposal of the 62nd AGM, held on 04.22.2022:

> *"It should be noted that the process of defining the compensation of Eletrobras' Management, pursuant to Decree No. 10.072/19, is guided by the guidelines of the Secretariat for Coordination and Governance of State-Owned Companies (SEST), which, in 2021, advised that there was no adjustment of fees for all state-owned companies, regardless of the specificities of each organization.*
>
> *In this sense, it should be noted that, in the Management's view, aspects should be added that make it possible to compare the compensation levels of Eletrobras to those practiced by companies of similar size and characteristics, in order to reconcile the current compensation of the managers to the levels of challenge, complexity and responsibility attributed to the positions of the Managers and the members of the Fiscal Council and the Statutory Audit and Risk Committee of the Company. We understand that the non-correction of the compensation gap of Eletrobras' officers, and the consequent maintenance of payment of amounts below the market, implies a relevant risk to the Company, as it does not allow the effective retention and attraction of talents and leaders, which may compromise its results."*

Having presented the initial essence of the context previously experienced by Eletrobras, it is important to highlight that on June 17, 2022, with the signing of the new concession contracts, the privatization process was concluded, under the terms of Law nº 14,182, of 12 July 2021, so that the company and its subsidiaries are no longer part of the Federal Public Administration.

New Challenges to be Faced by Management, in the context of Private Corporation

The privatization of Eletrobras, supported by Law No. 14,182, of July 12, 2021, was approved on 02.22.2022, at the 181st AGE, but only materialized with the settlement of the operation to increase its share capital ("capitalization" or "follow -on") and dilution of the shareholding of the Union, followed by the payment of new grants by the Eletrobras Companies, in June 2022 and, therefore, after the date of the Ordinary General Meeting, on April 22, 2022, which fixed the global amount of the remuneration of Eletrobras administrators, under the majority vote of its still controlling shareholder.

With the relevant turning point, Eletrobras became a publicly-held company with no defined controller ("Corporation"), which imposes on its management a series of new challenges associated with the restructuring of the Company and the unlocking of the levers of value associated with privatization.

In this new context, it will be part of the role of senior management at Eletrobras to act to capture all the synergies and growth opportunities now possible, but no less challenging, given its new legal regime, among which we highlight:

New Energy Trading Model: After the decommissioning process, Eletrobras will have a volume of free energy capable of making it the most relevant trader in the market, concomitant with the expectation of increased demand due to the change in the regulation of the minimum requirements to join the free market. Therefore, it will be necessary to carry out a review of the current marketing processes of the company, considering the current and future market for the commercialization of electricity, adding the best practices in the national and international scenarios, in order to define the strategy, structure and performance of the Energy Commercialization of the Eletrobras Companies, and considering future energy price and demand scenarios.

- Sale of Shares in Associated Companies: Eletrobras has interests in associated companies totaling approximately R$8.4 billion. Part of these lawsuits were and still are linked in guarantee of lawsuits, which limited their disposal, even in cases where they did not represent strategic assets for the Company. Although part of this portfolio could already be sold, in accordance with guidelines previously defined by its Board of Directors, the process of selling shares to be followed by government-controlled companies required compliance with certain legal regulations, including inspection by control bodies, the which will no longer be applicable, thus allowing for greater speed in this process, however requiring a differentiated expertise to take advantage of business opportunities and generate value with such divestments.

- Supply Process: Eletrobras and its subsidiaries had to follow strict bidding processes, which, despite having been improved in the sphere of the so-called Liability Law for State-Owned Companies, demanded, in view of more rigorous conditions, such as the diversity of means of contesting bidding processes, a much longer time than the procedures for selecting goods and services adopted in the private sector, which ends up converting into increased costs and safeguards by suppliers. In some cases, the tender does not attract any suppliers and the process has to be completely revised and restarted. Freed from these constraints, the Eletrobras companies will also be able to benefit from their power of scale, in order to conduct centralized negotiations that can generate savings. However, it is a management challenge to implement a completely new purchasing process within the Eletrobras companies, which completely modifies the adopted standard at the time, and which brings the necessary agility for project implementation, gains in scale, optimization of purchases, cost reduction and culture of a private company.

- Shared Services Centers (CSC): Eletrobras and its companies currently have four CSCs units. The possibility of having only one CSC on a national scale can add even more value in terms of cost reduction and optimization of transactional processes, such as payroll, accounting, physical infrastructure and information technology management, logistics and supply chain management, calculation of taxes, accounts payable and others.

- Modernization of the Generator Park: Eletrobras companies have assets among the oldest in operation in the country. With the simplification of the contracting and asset management processes, there is an opportunity to accelerate the modernization of these assets, with the exchange of analogical panels for digital ones and modernization of equipment, among other improvements that will increase the level of efficiency of the plants, which translates into lower costs and higher return on assets.

- Modernization of Transmission Assets: Eletrobras companies have assets that represent more than 40% of the country's transmission lines. Many of these assets are at the end of their life. It is possible to carry out reinforcement works and improvements that add PAR (Permitted Annual Revenue), increase the availability of the lines and, consequently, reduce the risk of penalties (variable portion). In addition, the possibility of accelerating the modernization of asset management processes, already underway, will contribute to the optimal use and replacement of these assets.

- Reduction in the Cost of Capital: privatization will enable Eletrobras to optimize its capital structure and, therefore, reduce its cost of equity capital. With the solidification of the corporation model and the limitation to the exercise of political rights, the governance and management practices adopted by the Company are solidified, which, therefore, provides greater predictability to the Company's direction and reduces the associated management risk. Thus, investors begin to apply a lower cost of capital to discount the expected cash flow from Eletrobras. This means that the investor would be willing to pay a higher present value for the asset, making the Company more competitive.

- Participation in Auctions: Eletrobras companies were unable to participate in new auctions for several years, either due to lack of financial capacity or due to penalties imposed by ANEEL due to delays in the delivery of Generation and Transmission works. As a result, the company's relative participation in the G&T market has been gradually decreasing, as presented in the quarterly reports. With the privatization and restructuring of processes and organization of Eletrobras and its subsidiaries, investment processes will be restructured, ensuring not only the identification of the most profitable projects, as well as the preservation of the profitability of these projects throughout their execution.

- With the capital cost reduction, cost rationalizations, operational efficiency gains, greater autonomy for corporate structures and the simplification of the contracting process, Eletrobras companies are expected to become more competitive for participation in future Generation and Transmission auctions.

- M&A operations: Eletrobras and its subsidiaries have minority interests in about 80 SPEs (already 176 in 2016). With privatization, it will be possible to accelerate the process of uncrossing interests between subsidiaries, as well as evaluate, with greater business autonomy, opportunities for acquisition and/or sale. The optimization of this portfolio brings several potential gains, depending on the transaction, such as the following: release of off balance guarantees, aggregation of EBITDA (currently participations are accounted for by the Equity Method), reduction of contributions and increase in leverage capacity, to name a few.

- Migration to the Novo Mercado: with privatization, the company will have an easier time migrating to the Novo Mercado of the B3, increasing the liquidity of the papers and attracting new investors who do not invest in companies at lower levels of Governance and incorporating them mechanisms for preserving good governance practices, such as the inclusion of an arbitration clause for resolving conflicts between shareholders and the Company.

- • Attracting and Retaining Talent: Private Eletrobras now has the autonomy to design a professional career path that adheres to the best market practices, with appropriate incentives, including with regard to retaining the best talent. Currently, the remuneration structure still adopts a model from the state period, which makes it difficult to implement a policy that rewards results, added value and commitment to the company. It is essential to correct these distortions, reward the best employees, adjust the fixed and variable compensation programs, the position structure and change the current culture, based on fixed compensation, to a culture that favors meritocracy and variable compensation aligned with performance metrics, unlocking the Company's values.

- Organizational Structures: there is room for optimization in the organizational structures of the Holding and its subsidiaries, which are replicated and can be organized more balanced, including the adoption of matrix structures, also allowing

rational resizing of the workforce and standardization of various corporate processes and greater agility in decision-making.

Therefore, there is an ongoing process of complete transformation of Eletrobras, which is under the responsibility of the Company's C-level executives and whose main objective is to unlock the referenced levers of value associated with capitalization, which will allow optimizing the business strategy, increasing efficiency and competitiveness and establish a virtuous and sustainable cycle of generating long-term value for all shareholders and employees. A set of actions will be implemented in the short, medium and long term to make these opportunities effective, which will characterize a major transformation in relation to the Company's status quo. In this context, the management team, with adequate expertise, preparation and skill, will be essential and a fundamental piece for the implementation of actions that will unlock the values that were discussed in the Company's privatization process.

Adjustment of the number of statutory directors effective at the 183rd EGM

Seeking precisely to prepare the Company for the challenges discussed above, the initiative regarding the new bylaws of Eletrobras stands out, which was approved by the 183rd Extraordinary General Meeting, held on November 4, 2022, and sought, through a transparent format, directly and objectively, incorporate and adjust a series of practices and rules of organization, operation and relationship, in line with the highest standards of corporate governance of the private sector.

Thus, there were, for example, changes in the composition of the Board of Directors, resized from 11 to 9 members, and a minimum number of independent directors from 3 to 5 members, which dialogues with high standards of corporate governance and with the composition requirements of companies listed on the Novo Mercado.

In addition, it changed the composition of the Executive Board, which will now composed of the Chairman and up to 15 (fifteen) Executive Vice-Presidents. This aims to give flexibility to the management to adapt the management format of Eletrobras to the new corporate and organizational restructuring design, aiming at gaining synergies, efficiency and competitiveness, in line with the best practices adopted in the market.

Furthermore, as a result of the new governance model, it is clear that the Holding will have a more centralized dynamic in relation to the current decentralized management model dispersed among the subsidiaries, which will add enormous value to the organization, but also responsibilities, liabilities, complexity and performance challenges for the members of the executive board, board of directors, fiscal council and advisory committees to the board, who work in the holding company.

In view of all the above, we mention that the impact of the combination of all the factors previously reported – "historically lagged compensation levels", "need to capture growth levers", "statutory reformulation with an increase of statutory positions in the holding", "change in complexity for the positions of the Holding Company", "senior management as a catalyst for the transformation process arising from capitalization" – demand alertness in the lagged compensation policy of the company, because if it is not quickly faced, it will be extremely harmful to the company because it will certainly imply the loss of current talents and difficulty in attracting new ones, in frank commitment to the previously portrayed planning and to the market's expectation of great levers of value that could be unlocked.

Hiring of Consulting to reassess the Management Remuneration Model

Therefore, by guidance of the Board of Directors, precisely in order to have the best professionals to conduct the aforementioned transformation process, combining current and new skills, Eletrobras hired Korn Ferry, a renowned consultancy to define the compensation model aligned with the best practices and in line with the challenges of the organization.

The scope of Korn Ferry's work includes the definition of the complete model of senior management compensation, covering fixed compensation levels, benefits, as well as the design of short-term incentive plans (ICP) and long-term incentive plans (ILP), this being fundamental for the stage of reorganization of Eletrobras.

In the view of the Board of Directors of Eletrobras, given the urgent realization that the Company needs to strengthen its strategy for identifying, attracting, developing and retaining talent, as well as adequate alignment of interests between its managers, the Company and its shareholders, there remains equally the inevitable **conclusion is that the current compensation structure of Eletrobras managers needs to be immediately revised, along the lines outlined below, <u>and it is not even possible to wait for the Ordinary General Meeting of 2023</u>, under penalty of serious losses associated with the loss of talent, the inability to attract of new professionals and potential delays in projects and initiatives associated with leveraging the value of privatization.**

Thus, the present management proposal seeks to bring a new Compensation Model for Eletrobras Directors, based on the study prepared by the consultancy Korn Ferry. This model was recommended by the Personnel Committee and unanimously approved by the Company's Board of Directors, at a meeting held on November 21, 2022.

Methodology Adopted by Korn Ferry: Focus on Short and Long Term Incentives

In line with the best market practices and considering the recommendations made by Korn Ferry consulting, it was based on the general premise that the highest percentage of total remuneration for members of the Statutory Board will be located in short (PCI) and long-term (ILP) incentives: **<u>will be 20% to 30% for fixed remuneration; 25% to 30% for ICP; and 50% to 40% for ILP.</u>**

According to the proposal presented, it was also defined that the fixed compensation levels of the members of the Statutory Board **<u>will be positioned in the P50 (50% percentile) of the market, and, based on the Company's goals, triggers and challenges, the total compensation package will be framed between the P75 and the P90 (between the 75th percentile and the 90th percentile).</u>**

In addition, in the proposition, especially considering the current context of transformation at Eletrobras, long-term incentives are essential tools for the solidification of a meritocratic culture, capable of retaining and rewarding talent and structured to ensure full alignment between interests of the Beneficiaries, the Company and its shareholders, since: (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high performance culture that will serve as a driving force for unlocking the capitalization value levers; (ii) the Beneficiaries will be able to capture the growth in share value, which constitutes a great stimulus for high performance, exceeding goals and maximizing capacity value creation in the medium and long term; (iii) the shareholders, who, given the work of professionals in favor of the rapid unlocking of the capitalization value levers and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return of their investments in the medium and long term.

<u>They may be beneficiaries of the Company's Plans, directors, employees, employees or service providers, or of another company under its control,</u> elected by the Company's Board of Directors or by a Committee appointed for this purpose.

Below are the main details of the new remuneration structure for each of the senior management groups, according to the work carried out by Korn Ferry:

Benchmarking –

- For benchmarking purposes, the Company's positions were compared to national and international companies, similar in size to Eletrobras, including companies inside and

outside the electricity sector, as well as companies that have gone through or are going through a relevant process of organizational transformation.

Statutory Board -

• Fixed remuneration:

o It will consist of remuneration for the time dedicated to the function, observing the competence and reputation of the members of the Executive Board.

o Note: Considering that there will be new fixed compensation levels, they add values to the overall compensation amount originally approved at the 62nd AGM of 2022.

• Short Term Incentive (ICP):

o It will consist of remuneration for the portion of the Board member's contribution to the Company's results over a period of one year.

o It will be carried out through a bonus program, where the level of reaching/exceeding goals implies payment of multiple remunerations.

o The program has so-called "triggers", which are conditions that must be met for the program to be activated.

o Note: Considering that the new ICP program will only take effect from April 2023, it does not add amounts to the global amount of remuneration originally approved at the 62nd AGM of 2022.

• Long Term Incentive (ILP):

o It will consist of remuneration for the portion of the Board member's contribution to the Company's long-term results, reflected in the appreciation of the Company's shares;

o With a view to creating value for the Company and its shareholders, long-term incentives make up a relevant part of the Beneficiaries' total compensation, which demonstrates the concern in developing compensation packages consistent with meritocratic practices and a high-performance culture, given that the Beneficiary will be able to benefit from a gain proportional to the amount generated for the Company.

o There will be two ILP Plans in the Company:

☐ **Compensation Plan Based on Stock Options**

• The Plan grants participants share options, granting them, periodically, the right to purchase a certain number of common shares, at a certain price and in a certain period, according to terms, terms and conditions to be defined by the Company's Board of Directors.

• Once the Stock Option Agreement is signed, the Maturity Period of the options granted will obey the following criteria: (i) 1/3 of the options will have a Maturity Period of no less than 3 years; (ii) 1/3 of the options will have a Maturity Period of no less than 4 years; (ii) 1/3 of the options will have a Maturity Period of no less than 5 years.

• With a clear aim at retaining talent, strengthening the culture of meritocracy and ethical conduct, it is expected that if the participant leaves the Company or its Subsidiary, on his own initiative, due to poor professional performance identified through regular evaluation carried out by Company, due to

inadequate ethical and professional conduct and/or violation of any internal rule of the Company, will lose, as of the termination date, the right to exercise the purchase options of the remaining Maturity Periods.

• Considering that the new Stock Option-Based Compensation program is scheduled to be granted only as of April 2023, it does not add amounts to the overall compensation amount originally approved at the 62nd AGM of 2022.

☐ **Compensation Plan Based on Restricted Shares**

• The Plan grants participants the right to receive a certain number of restricted shares, within a given period, which will only be transferred if the deadlines, terms and conditions to be defined by the Company's Board of Directors are met.

• Once the defined criteria are met, the transfer of ownership of the restricted shares will occur in fractions, in equal parts, observing the following timeframes: 03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 and 03.31.2027.

• With a clear aim at retaining talent, strengthening the culture of meritocracy and ethical conduct, it is expected that if the participant leaves the Company or its Subsidiary, on their own initiative, due to poor professional performance identified through regular assessments carried out by the Company, for inadequate ethical and professional conduct and/or for breach of any internal rule of the Company, will lose, from the date of termination, the right to receive the Restricted Shares of the remaining timeframes.

• The Plan is specific for 2023, and in line with the solidification of meritocratic and high performance culture, aims to reward the Company's talents that demonstrate solid high performance and hold professional qualifications and profiles aligned with the company's new stage, as well as attracting new talent, which will be necessary to add new and necessary skills to the Company.

• Considering that the new Compensation Based on Restricted Shares program is expected to be granted as of approval at the AGE, and the 1st transfer of shares on 03.31.2023, it adds amounts to the global amount of compensation originally approved at the 62nd AGM of 2022.

Board of Directors -

• Fixed remuneration:

o It will consist of remuneration for the time dedicated to the function, observing the competence and reputation of the Directors;

o The position of fixed remuneration and total compensation for the Directors were defined between P75 and P90;

o The Board of Directors will receive additional compensation for participating in the Statutory Advisory Committee to the Board of Directors.

o Note: Considering that there will be new levels of fixed compensation and additional compensation for participation in the committee, they add amounts to the global amount of compensation originally approved at the 62nd AGM of 2022.

- Long Term Incentive (ILP):

  o The Board member may participate in the Compensation Plan Based on Restricted Shares, however, the transfer of shares will take place on a single date, that is, 04.30.2028, which corresponds to 3 years after the end of the member's term of office.

  o Considering that the new Restricted Share Based Compensation program is expected to be granted as of approval at the EGM, but transfer of shares only on 04.30.2028, it does not add amounts to the global amount of compensation originally approved at the 62nd AGM of 2022.

All of the above constitutes what the Company intends to establish as a new compensation model, of which the Compensation Plan Based on Stock Options and the Compensation Plan Based on Restricted Shares will form an integral part, up to the limit of 1.3% of the Company's capital, which appears, respectively, in order 1 and 2 of the day of this shareholders' meeting.

Regarding the Compensation Plan Based on Stock Options (item 1 of the agenda), the information required by article 14 of CVM Resolution No. 81 of March 29, 2022 ("CVM Resolution No. 81") is detailed in Annex 03 and a copy of the Plan, in its entirety, is in Annex 04.

As for the Compensation Plan Based on Restricted Shares (item 2 of the agenda), the information required by the aforementioned art. 14 and the copy of the Plan are, respectively, in annexes 05 and 06.

It is important to highlight that every period of 1 (one) year, it will be taken to the approval of the shareholders, through the general meeting of shareholders, the proposition of the global remuneration of the administrators, as required by Law 6,404/76 and relevant regulations, including the costs and expenses to the said Plans.

Thus, on an annual basis, shareholders will be able to decide whether the fixed compensation and short and long-term incentives proposed to Management are appropriate or not, and thus deliberate on the amount involved.

Item 3 of the Agenda

Precisely because of this need for approval by shareholders, every 12 months, it is proposed, as item 3 of the agenda, the re-ratification of the resolution taken at the Ordinary General Meeting of April 22, 2022, to establish, in the for the period ending March 31, 2023, the new global amount of remuneration for the managers and members of the Advisory Committees to the Board of Directors, as well as the new individual amount of remuneration for the members of the Audit Committee, with the details of these changes in refer to the information required by article 14 of CVM Resolution 81, which constitutes Annex 02.

At the ordinary general meeting, to be held in 2023, within the period established by Law 6404, shareholders will be able to deliberate on the amount of the new global compensation for the period that will begin in April 2023.

However, it is important to explain that, despite certain practices having a long-term effect, **the new proposed compensation model has immediate effects on the global amount for the period between April 2022 and March 2023, as will be detailed below in Annex 01 and 02, which is justified by the Company's emerging urgency to adjust its policy to the proposed levels and remuneration practices.**

We highlight that the Compensation Plan Based on Stock Options is not being included in the overall compensation amounts for the period ending in March 2023, since it will only start for the period starting in April 2023, and which will still depend on approval by the ordinary general meeting, to be called at the opportunity.

3. Benefits and Costs of the Proposal

Benefits:

The Company urgently needs to strengthen its compensation strategy for identifying, attracting, developing and retaining talent, as well as adequate alignment of interests between its executives, the Company and its shareholders.

The review of the current remuneration structure for directors will help to attract new professionals, retain talent, and avoid potential delays or non-completion of projects and initiatives associated with leveraging the value of privatization.

Costs:

The costs associated with changing the remuneration of directors must be proposed and resolved at each general meeting of shareholders for a period of 12 months. In this management proposal, it is proposed to re-ratify the overall compensation approved for the period from March 2022 to April 2023, with all costs detailed in Annexes 01 and 02 of this management proposal.

4. Conclusion of the Directors

In view of all of the foregoing, the Company's Board of Directors, by unanimous vote of those present, approved the present management proposal, and the convening of the General Shareholders' Meeting, for deliberation, pursuant to the present Management Proposal and its annexes.

The managers recommend that the Shareholders carefully read all the documentation made available to them in relation to the proposed resolutions and that they approve them at the end, as they understand that they serve the best interest of the Company, in accordance with all the content described herein.

Rio de Janeiro, November 21, 2022

Ivan de Souza Monteiro
Chairman of the Board of Directors

LIST OF ATTACHMENTS

All documents relating to the matter to be resolved by the 184rd EGM are available to shareholders on the Company's website (https://ri.eletrobras.com), as listed below:

ANNEX 01 – New Global Amount for the period to be ended in March 2023 (item 3 on the agenda);
ANNEX 02 – Information regarding the remuneration of Directors pursuant to item 13 of the Reference Form;
ANNEX 03 - Proposal for approval of the Compensation Plan based on Share Purchase Options;
ANNEX 04 - Compensation Plan Based on Share Purchase Options;
ANNEX 05 - Proposal for approval of the Compensation Plan Based on Restricted Shares;
ANNEX 06 – Compensation Plan Based on Restricted Shares.
ANNEX 07 – Minutes of Meeting – Personal Committee;
ANNEX 08 – Legal Opinion

The Company, through its Market Relations Department, by telephone (55) (21) 2514-6333 or (55) (21) 2514-6331, emails assembleiavirtual@eletrobras.com and ombudsman-ri@eletrobras.com is at your disposal for further clarification about the 184th Extraordinary Shareholders' Meeting.

Annex 01

New Global Amount for the period ending March 2023 (item 3 on the agenda)

Proposal for the Determination of the Global Compensation of the Directors, the Members of the Fiscal Council and the Members of the Statutory Advisory Committees to the Board of Directors

In compliance with article 13, I, of CVM Instruction 81, below is the proposed compensation of the Directors, the effective members of the Fiscal Council and the members of the Statutory Advisory Committees to the Board of Directors for the period from April 2022 to March 2023, built in compliance with the Circular/Annual Letter-2022-CVM/SEP, in rectification to the global amount approved by the 62nd Ordinary General Meeting (ASM), held on April 22, 2022.

The new Management Compensation proposal that will be presented below was unanimously approved by the Company's Board of Directors, at a meeting held on November 21, 2022, mainly considering:

(i) the revision of the bylaws approved at the 183rd AGE, which changed the number and scope of senior management positions, considering the role of senior management in capturing value levers associated with capitalization;

(ii) New remuneration model built by Korn Ferry in view of the new context of privatized Eletrobras;

(iii) the vision and finding of the Eletrobras Board of Directors and Personnel Committee that the Company urgently needs to strengthen its compensation strategy for identifying, attracting, developing and retaining talent, as well as adequate alignment of interests between its executives, the Company and its shareholders;

(iv) the inevitable **conclusion that the current compensation structure of Eletrobras managers needs to be immediately reviewed, along the lines outlined below, and it is not even possible to wait for the Ordinary General Meeting of 2023, under penalty of serious losses associated with the loss of talent, the inability to attract new professionals and potential delays or non-completion of projects and initiatives associated with privatization value levers**.

That said, Management proposes to the Shareholders' Meeting that they be approved, as global compensation for the Directors, members of the Fiscal Council and Advisory Committees to the Board of Directors, for the period from April 1, 2022 to March 31, 2023 mentioned above, the amounts below, which do not include the charges related to the national institute of social security (INSS) and the guarantee fund for length of service (FGTS):

- BRL 35,905,159.55 (thirty five millionnine hundred and five thousand one hundred and fifty nine reais and fifty five cents), for the Directors, members of the Fiscal Council and the Statutory Advisory Committees to the Board of Directors, being:
    - BRL 30,511,963.99 (thirty million and five hundred and eleven thousand nine hundred and sixty-three reais and ninety-nine cents), for the members of the Executive Board;
    - BRL 2,877,437.44 (two million eight hundred and seventy-seven thousand and four hundred and thirty-seven reais and forty-four cents) for the Board of Directors;
    - BRL 489,198.60 (four hundred and eighty-nine thousand and ninety-eight reais and sixty cents) for the Fiscal Advisors;

- BRL 2,026,559.51 (two million twenty-six thousand and fifty-nine reais and fifty-one cents) for the members of the Advisory Committees to the Board of Directors;

Additionally, for a better understanding by the Shareholders of the compensation proposal for the Company's management for the period mentioned above, and in line with the guidelines contained in Official Letter/Annual-2022-CVM/SEP, of February 24, 2022, are the main features of the new compensation proposal for Eletrobras managers are portrayed below:

(a) Period referred to in this compensation proposal:

The proposed compensation of the managers now presented for consideration by the Shareholders refers to the period corresponding to the interval between April 2022 (inclusive) and March 2023 (inclusive).

(b) Amounts approved in the previous proposal and amounts actually realized:

At the Ordinary General Meeting, held on April 22, 2022, during which the Company was still a state-owned company, the global remuneration of the Company's Managers was established for the period between April 2022 and March 2023, the amount of R$12,634,254.87 (twelve million, six hundred and thirty-four thousand, two hundred and fifty-four reais and eighty-seven cents) for the members of the Executive Board, R$522,274.82 (five hundred and twenty-two thousand, two hundred and seventy-four reais and eighty-two centavos) for Board Members, R$326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one reais and seventy-six centavos) for Fiscal Council members and R$1,958. 530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty reais and fifty-eight cents) for the members of the Statutory Audit and Risks Committee.

Considering the new compensation model, it is proposed the new overall remuneration of directors for the period between April 2022 and March 2023 in the amount of R$ 30,511,963.99 (thirty-five hundred and eleven thousand nine hundred and sixty-three reais and ninety-nine cents) for the members of the Executive Board, R$ 2,877,437.44 (two million eight hundred and seventy-seven thousand and four hundred and thirty-seven reais and forty-four cents) for member of the Board of Directors, R$ 489,198.60 (four hundred and eighty-nine thousand and ninety-eight reais and sixty cents) for the Tax Advisors, R$ 2,026,559.51 (two million twenty-six thousand five hundred and fifty-nine reais and fifty-one cents)members of the Statutory Advisory Committees to the Board of Directors.

(c) Any differences between the values of this proposal and the previous proposal and those contained in Section 13 of the Company's Reference Form:

The table below shows the comparison between the proposal previously approved at the 62nd Annual Shareholders' Meeting held on April 22, 2022 and the proposal to the 184th Extraordinary Shareholders' Meeting to be held on December 22, 2022:

R$	Approved on 62nd ASM/2022	Proposal for 184th ESM/2022	Difference between Proposals
	(A)	(B)	(C) = (A) - (B)
Executive Board	12,634,254.87	30,511,963.99	17,877,709.12
Board of Directors*	522,274.82	2,877,437.44	2,355,162.62
Fiscal Council	326,421.76	489,198.60	162,776.84

Statutory Advisory Committees to the Board of Directors	1,958,530.58	2,026,559.51	68,028.93
Total	**15,441,482.03**	**35,905,159.55**	**20,463,677.51**

*With the change in the compensation model, the Directors who are part of the Statutory Advisory Committees to the Board of Directors will, as of Jan/23, have additional remuneration due to their participation in Committees, and, therefore, such amounts will be allocated in the "Board of Directors" Group. Before, until Dec/22, the Board Members of the Statutory Audit and Risks Committee were remunerated as members of the said Committee, which is why the amounts were not computed in the "Board of Directors" Group.

In addition, in order to offer even greater transparency to shareholders, allowing clear observation on what changes arising from the implementation of the new compensation model, including at the individual monthly level of the members of each group, are actually impacting the global compensation, to be concluded in April 23, and which is intended to be rectified:

	Component	Approved at 62nd ASM for the Period from April 2022 to March 2023	Proposed at 184th ESM for the Period from April 2022 to March 2023 (item 3 of the agenda)	Impact on the Total Amount until Mar/23 (item 3 of the agenda)	Comments
Template	**Methodology for Defining Fixed Remuneration, ICP e ILP**	Compliant Sest guidelines [1]	According Market and study by Korn Ferry	**Yes**	-
Executive Board	**Number of Compensated Members**	Up to 7 (1 Chairman and 6 Directors)	Up to 10 (1 Chairman and 9 Vice-Presidents) [2]	**Yes**	-
	Fixed Compensation Chairman (higher compensation for directors)	R$52,355.71	R$ 300,000.00	**Yes**	It will be approved at each AGM for the respective period
	Fixed monthly remuneration Vice Presidents (average)	R$ 49,862.59	R$ 110,000.00	**Yes**	It will be approved at each AGM for the respective period
	Annual Variable Compensation (RVA)	Up to 9.77 compensations in RVA 2021 [3]	Amount already foreseen in the 62nd AGM (payment until Dec 2022)	-	Will be discontinued in 2023
	Share-Based Compensation "PHANTOM SHARES"	Up to 2.33 compensations in RVA 2021 [4]	Amount already foreseen in the 62nd AGO (payment until Dec 2022)	-	Will be discontinued in 2023
	Short-Term Incentive (ICP) - (highest maximum remuneration among directors)	Not Applicable	Not Applicable	-	Up to 24 compensations, effective only from Apr/23
	Long-Term Incentive (ILP) – Stock Option Plan	Not Applicable	Grants from Apr/23	-	Grants from Apr/23, according to the compensation approved at each AGM for the respective period
	Long-Term Incentive (ILP) – Restricted Share Plan	Not Applicable	Grants from the approval of the EGM, with first transfer on 03.31.2023	**Yes**	Specific Plan for 2023, whose 1st transfer is estimated at BRL 14.7 million
Board of Directors	**Number of Compensated Members**	Up to 8 [5]	Up to 9	**Yes**	Up to 9
	Board of Director Compensation (higher remuneration of directors)	R$ 5,440.36	R$ 200,000.00	**Yes**	According to the compensation approved at each AGM/AGE for the respective period
	Board of Director Compensation (average, without the highest remuneration of directors)	R$ 5,440.36	R$ 60,000.00	**Yes**	According to the compensation approved at each AGM/AGE for the respective period

	Compensation for Participating in Committees	Not Applicable [7]	Additional Compensation for Participation in Committee	**Yes**	According to the compensation approved at each AGM/AGE for the respective period
	Long-Term Incentive (ILP) – Restricted Share Plan	Not Applicable	Grants from the approval of the AGE, with transfers on 04.30.2028	**Yes**	Specific Plan for 2023
Fiscal Council	**Number of Compensated Members**	Up to 5	Up to 5	-	Up to 5
	Fiscal Council Fixed Compensation	R$ 5,440.36	R$ 12,900.00	**Yes**	According to the compensation approved at each AGM/AGE for the respective period

[1] Secretariat for Coordination and Governance of State-Owned Enterprises (Sest)

[2] Considering the approval of the revision of the statute carried out at the 183rd AGE, 16 management positions are foreseen (1 President and 15 Vice-Presidents). For the purposes of the Management Proposal, until Mar/23 10 board positions (1 President and 9 Vice-Presidents) will be foreseen;

[3] The payment of the RVA occurs in a deferred manner, in 5 years, and the maximum amount of up to 12 compensations for the RVA 2021 has already been approved in 2021 by SEST. Considering the deferral and additional capitalization demands (IDC), the payment of RVA 2021 in 2022 will be up to a maximum of 7.2 compensations (60% of the amount to be distributed) + 2.77 compensations (IDC);

[4] The Share-Based Compensation "PHANTOM SHARE" consists of the deferred installments of the RVA 2021. Considering the deferral and additional capitalization demands (IDC), the payment of RVA 2021 in 2022 onwards will be up to 2.33 compensations (12 – 9.77 compensations);

[5] It considered that, among the 11 (eleven) members of the Board of Directors, there are 3 (three) Directors with seats on the Statutory Audit and Risks Committee who receive the specific fee referring to the Committee, instead of the remuneration of a member of the Board of Directors;

It is worth noting that the information contained in the Reference Form refers to the Company's fiscal year, ending on December 31 of each year, while the compensation proposals, for the general meeting of shareholders, refer to the interval between 02 (two) subsequent ordinary general meetings, covering the months of March of one fiscal year to April of the following fiscal year.

Annex 02 contains the information regarding the Director's Remuneration, Fiscal Council members and members of the Advisory Committees to the Board, according to item 13 of the Reference Form.

Annex 02

Information regarding the compensation of the Management pursuant to item 13 of the Reference Form

This Annex 02 includes, in the tables of items 13.2, 13.3, 13.11 and 13.13, segregated columns detailing the compensation of the Statutory Audit and Risk Committee, which is also subject to approval at the Company's general shareholders' meeting.

Such columns, however, are not included in the respective items of the Company's Reference Form made available on Empresasnet because they are standard tables with structured fields, in which it is not possible to insert the columns referring to the compensation of the Statutory Audit and Risk Committee.

Thus, in the Company's Reference Form to be made available in a timely manner in Empresasnet, the details on the compensation of the Statutory Audit and Risk Committee will only be included in section 13.16.

13.1 - Description of the compensation policy or practice, including the Non-Statutory Executive Board

(a) Objectives of the compensation policy or practice, stating whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted:

On June 17, 2022, with the signing of the new concession agreements, the privatization process of Eletrobras was completed, pursuant to Law No. 14,182, of July 12, 2021, so that the company and its subsidiaries no longer belong to the Public Administration.

The privatization of Eletrobras was supported by Law No. 14,182, of July 12, 2021, approved at the 181st ESM of Eletrobras on 02.22.2022, and materialized with the effective settlement of the capital increase operation ("capitalization" or "follow-on") and purposeful dilution of the Union's share, followed by the payment of the new grants by the Eletrobras companies. With the relevant turning point, Eletrobras becomes a publicly-held company without a defined controller ("Corporation"), which imposes a series of new challenges on its management associated with the restructuring of the Company and the unlocking of the levers of value associated with privatization.

Thus, it is part of the role of senior management to act to capture all the synergies and growth levers now possible in view of the company's new legal regime, which is being carried out through the ongoing process of transformation of Eletrobras, which has a set of implementation actions in the short, medium and long term for the realization of these opportunities, which will characterize a great change in relation to the Company's status quo.

Therefore, considering the previous context that triggered a severe problem with regard to the remuneration levels of the Directors, the members of the Fiscal Council, as well as the members of the Eletrobras Committees, it appears that, with the privatization finalized and the new bylaws approved , it is effectively possible to propose a new compensation strategy that promotes the alignment of the Management's interests with the interests of the Company's shareholders and enables the effective attraction and retention of talent.

To this end, if approved to this Management Proposal, the compensation of Eletrobras' Management will be fixed using as parameters the responsibility, the time dedicated to the role, the competence and reputation of the Directors, the new levels of challenges required, as well as the comparison with companies of similar size and in particular with companies that have passed or are in a similar stage of transformation.

(b) composition of compensation, indicating:

i. Description of the elements of the compensation and the objectives of each of them;

Pursuant to this Management Proposal, whose object of deliberation by the shareholders includes the review of the Company's management compensation model, we inform that, **if approved, the elements and their objectives applicable to the Statutory Directors will be the following:**

Statutory Executive Board

- **Salary or pro-labore**

  The members of the Statutory Executive Board of Eletrobras will be entitled to fixed monthly compensation, as compensation for the exercise of the role.

  With the revision of the statute approved at the 183rd AGE, the Statutory Board of Eletrobras is now composed of the President and the Vice-Presidents.

  Bearing in mind that there will be new fixed compensation levels, and new positions, they add values to the overall compensation amount originally approved at the 62nd AGM of 2022.

- **Direct and Indirect Benefits**

  The members of the Statutory Executive Board of Eletrobras will be entitled to direct and indirect benefits, which aim to contribute to the quality of life of its members, which include, life insurance and health care.

- **Short-Term Incentive (ICP)**

  The members of Eletrobras' Statutory Executive Board will be entitled to compensation based on short-term incentive programs (ICP), paid through bonuses, which are based on goals to achieve the Company's results.

  Considering that the new ICP program will only have effects from April 2023, it does not add values to the overall amount of compensation originally approved at the 62nd AGM of 2022.

  The current Annual Variable Compensation Program (RVA) of the Management will be discontinued until the end of 2023, being replaced by the Bonus Program mentioned above. This amount was already foreseen in the 62nd AGM.

- **Long-Term Incentive (ILP)**

  The members of Eletrobras' Statutory Executive Board will be entitled to compensation based on long-term incentive programs (ILPs), which are based on Share Options and restricted shares.

  Considering that the **new Stock Option-Based Compensation program is expected to be granted only from April 2023, it does not add amounts to the overall amount of compensation originally approved at the 62nd AGM of 2022.**

  However, taking into account that the **new Restricted Share-Based Compensation program is expected to be granted as of the date of the ESM, with first transfer**

on 03.31.2023, it adds amounts to the global amount of compensation to be approved until March 2023.

For 2023, due to the remaining deferred installments, the Share-Based Compensation program (with cash settlement) – "PHANTOM SHARES", which refers to the deferred installments of the RVA program for the year 2021, will still remain active. In any case, the Share-Based Compensation program (with cash settlement) – "PHANTOM SHARES" will be discontinued until the end of 2023, being replaced by the Stock Options and Restricted Share Programs mentioned above. This amount was already foreseen in the 62nd AGO.

- **Post-Employment Benefits**

The members of the Statutory Executive Board will continue to be entitled to post-employment benefits in the form of contributions to the supplementary pension plan.

Considering that the new compensation model has an impact on supplementary social security, it adds values to the global amount of remuneration originally approved at the 62nd AGM of 2022.

- **Benefits Motivated by the Termination of the Exercise of the Position**

The members of the Statutory Executive Board will not be entitled to benefits motivated by the termination of the position.

Considering that the new compensation model no longer provides for the "quarantine", it reduces values to the overall compensation amount originally approved at the 62nd AGM of 2022.

Board of Directors

- **Annual Fixed Compensation**

Eletrobras' Board of Directors will be entitled to the fixed monthly compensation, as compensation for the exercise of the role.

Considering that there will be new fixed compensation levels, they add amounts to the overall compensation amount originally approved at the 62nd AGM of 2022.

- **Compensation for Participation in the Advisory Committee to the Board of Directors**

The members of the Board of Directors shall be entitled to the additional fixed monthly compensation due to the participation in each of the Committees.

Considering that there will be new remunerations for participation in the Advisory Committee to the Board of Directors, they add amounts to the global amount of remuneration originally approved at the 62nd AGM of 2022.

- **Long-Term Incentive (ILP)**

The members of the Board of Directors will be entitled to compensation based on a long-term incentive program (ILP), which will be based on restricted shares.

However, taking into account that the new Compensation Program Based on Restricted Shares is expected to be granted after approval at the AGE, but for Directors the

transfer only occurs with transfers on 04.30.2028, it does not add values to the global amount of remuneration originally approved at the 62nd AGO of 2022.

- **Variable Compensation, Post-Employment Benefits and Benefits Driven by Termination of Employment**

  The members of the Board of Directors will continue not to be entitled to Variable Compensation, Post-Employment Benefits and Benefits Motivated by the Termination of the Exercise of the Position.

Fiscal Council

- **Annual Fixed Compensation**

  The compensation of the members of the Fiscal Council will continue to be fixed at one tenth of the average monthly compensation of the members of the Statutory Executive Board (Chairman and Officers), excluding the amounts related to the vacation premium and the direct and indirect benefits granted to said members.

  The members of the Fiscal Council will continue not to be entitled to direct and indirect benefits and compensation for participation in committees.

  Considering that there will be new fixed compensation levels, they add amounts to the overall compensation amount originally approved at the 62nd AGM of 2022.

- **Variable Compensation, Share-Based Compensation, Post-Employment Benefits and Cessation of Position Benefits**

  The members of the Fiscal Council will continue not to be entitled to Variable Compensation, Share-Based Compensation, Post-Employment Benefits and Benefits Motivated by the Termination of the Exercise of the Position.

Advisory Committees to the Board of Directors

- **Compensation for Participating in the Advisory Committee to the Board of Directors**

  Members of the Advisory Committees will be entitled to fixed monthly remuneration depending on their participation in each of the Committees.

  Considering that there will be remuneration for participation in the Committee, they add amounts to the global amount of remuneration originally approved at the 62nd AGM of 2022.

- **Variable Compensation, Share-Based Compensation, Post-Employment Benefits and Cessation of Position Benefits**

  The members of the Statutory Audit and Risk Committee will continue not to be entitled to Variable Compensation, Share-Based Compensation, Post-Employment Benefits and Benefits Motivated by the Termination of the Exercise of the Position.

ii. In relation to the last 03 (three) fiscal years, what is the proportion of each element in the total compensation;

According to the table below, the proportions of each element in the total compensation for the fiscal year 2021 were, approximately:

Composition of Compensation*	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board	Statutory Audit and Risk Committee
Fixed Monthly Compensation					
Salary or pro-labore	100.00%	100.00%	54.48%	N.A	100.00%
Direct or Indirect Benefits	0.00%	0.00%	12.45%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	6.19%	N.A	0.00%
Variable Compensation					
Bonus	0.00%	0.00%	8.37%	N.A	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Commissions	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	6.77%	N.A	0.00%
Termination of the Exercise of the Position	0.00%	0.00%	0.00%	N.A	0.00%
Share-Based Including Options	0.00%	0.00%	11.74%	N.A	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**100.00%**

* According to Management's Proposal for the 62nd ASM.

According to the table below, the proportions of each element in the total compensation for the fiscal year 2020 were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board	Statutory Audit and Risk Committee
Fixed Monthly Compensation					
Salary or pro-labore	88.94%	88.05%	57.31%	N.A	83.33%
Direct or Indirect Benefits	0.00%	0.00%	10.00%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Other	11.06%	11.95%	19.59%	N.A	16.67%
Variable Compensation					
Bonus	0.00%	0.00%	0.00%	N.A	0.00%

Profit Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Commissions	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	7.04%	N.A	0.00%
Termination of the Exercise of the Position	0.00%	0.00%	0.00%	N.A	0.00%
Share-Based Including Options	0.00%	0.00%	6.06%	N.A	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**100.00%**

According to the table below, the proportions of each element in the total compensation for the fiscal year 2019 were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board	Statutory Audit and Risk Committee
Fixed Monthly Compensation					
Salary or pro-labore	87.43%	85.10%	54.63%	N.A	83.33%
Direct or Indirect Benefits	0.00%	0.00%	15.05%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Other	12.57%	14.90%	17.14%	N.A	16.67%
Variable Compensation					
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Commissions	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	7.94%	N.A	0.00%
Termination of the Exercise of the Position	0.00%	0.00%	5.24%	N.A	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**100.00%**

iii. methodology for calculating and readjusting each of the compensation elements

As a state-owned company, SEST was responsible for analyzing the amount proposed for the compensation of Eletrobras' Management and sending it for approval by the National Treasury Secretariat, which sent it in the form of a voting instruction for approval at Eletrobras' Annual Shareholders' Meeting.

With the privatized company, if the new compensation model is approved, in line with the best market practices, where the highest percentage of total compensation will be in the short and long term incentives, it was defined that the fixed compensation levels of the directors will be positioned in the market P50 (50% percentile), and, based on goals, triggers and challenges of the company, the total compensation package was defined between the P75 and the P90 (between the 75% percentile and the 90% percentile).

There is no single methodology for calculation and readjustment, but rather a verification of the company's levels against companies of similar size and complexity.

iv. reasons justifying the composition of the compensation

As a state-owned company, the composition of the compensation of Eletrobras' Management is based on the guidelines and rules defined for state-owned companies by SEST.

With the privatized company, if the new compensation model is approved, it will effectively be possible to adopt a new practice whose main purpose is to promote the alignment of the interests of the Directors with the interests of the Company's shareholders, as well as to really enable the attraction and retention of talents.

To this end, the composition of the compensation of the Eletrobras Management will be fixed using as parameters the responsibility, the time dedicated to the role, the competence and reputation of the Managers, the new levels of challenges required, as well as the comparison with companies of similar size and in particular with companies that have passed or are in a similar stage of transformation.

v. the existence of unpaid members by the issuer and the reason for this fact

As a state-owned company, all members of the Statutory Board of Directors, the Board of Directors, the Fiscal Council and the Statutory Audit and Risk Committee of Eletrobras were remunerated in accordance with Decree Federal No. 1957/1966, which prohibits paid participation by employees of the Federal Public Administration, directly or indirectly, on more than two Boards of Directors or Audit Boards of public companies and federal mixed-capital companies, as well as other entities controlled directly or indirectly by the Federal Government.

With the company privatized, if the new remuneration model is approved, all members of the Executive Board, the Board of Directors, the Audit Committee, the Statutory Advisory Committees to the Board of Directors will continue to be remunerated, under the terms of the proposal.

(c) key performance indicators that are taken into account in determining each element of compensation;

As a state-owned company, due to the nature of the item, there was no linkage of performance or market comparison in relation to the fixed compensation of the Managers, and the amounts were guided by the Secretariat for Coordination and Governance of State-Owned Companies – SEST of the Ministry of Economy and approved at the Annual Shareholders' Meeting of Shareholders.

With respect to the Variable Compensation of Managers (RVA), the members of the Statutory Executive Board are entitled to the Annual Variable Compensation, based on the fulfillment of goals annually established by the Board of Directors and approved by SEST.

With the privatized company, if the new compensation model is approved, with regard to fixed compensation, the market P50 (50% percentile) will be used, and in addition, by adding short

and long-term compensation, the total compensation package was defined between the P75 and the P90 (between the 75% percentile and the 90% percentile).

Short- and long-term incentives will be based on long-term profitability, sustainability, excellence and value generation goals, as well as the Company's triggers and challenges, so that, if met, and depending on the degree of compliance, there will be corresponding retribution

(d) how compensation is structured to reflect the evolution of performance indicators;

With the company privatized, if the new compensation model is approved:

- Salary or pro-labore: fixed remuneration without linked indicator, but comparing the Company's fixed remuneration levels to national and international companies, similar in size to Eletrobras, including companies inside and outside the electric energy sector.

- Direct and indirect benefits: no linked indicator.

- Short-Term Incentive (ICP), through a Bonus Program: Eletrobras will start to practice the referred remuneration, and for that, the Company's short-term incentive levels (ICP) will be compared to national and international companies, of similar to Eletrobras, including companies inside and outside the electricity sector. In addition, the Program will be linked to the achievement of the Company's goals and challenges, being triggered only if performance triggers have been met.

- Long-Term Incentive (ILP), through a Compensation Program Based on Stock Options: Eletrobras will start to practice the aforementioned compensation, and for such, the Company's short-term incentive levels (ILP) will be compared national and international companies, similar in size to Eletrobras, including companies inside and outside the electricity sector. In addition, the Program will be linked to the achievement of the Company's goals and challenges, being triggered only if performance triggers have been met.

- Long-Term Incentive (ILP), through Compensation Program Based on Restricted Shares: Eletrobras will start to practice the mentioned remuneration, and for such, the Company's short-term incentive levels (ILP) will be compared to national companies and international, similar in size to Eletrobras, including companies inside and outside the electricity sector. In addition, the Program will be linked to the achievement of the Company's goals and challenges, being triggered only if performance triggers have been met.

- Participation in Committees: for Members of the Board of Directors who make up Statutory Advisory Committees to the Board, there will be additional compensation, which will be added to the fixed compensation.

- Post-employment benefits: no linked indicator.

- Cessation of position: Eletrobras will no longer practice this benefit.

(e) how the compensation policy or practice aligns with the Company's short, medium and long term interests

While state-owned, the variable remuneration followed the values and guidelines of the Secretariat for Coordination and Governance of State-owned Companies – SEST. Therefore,

there was no flexibility for the Company to promote specific programs that favored only the short or long term, as indicated by best practices, with only one program, called RVA.

The RVA indicators are divided into the following categories: (i) Corporate: financial indicators, quality of services in power generation and transmission activities, compliance with public policies and compliance with the Corporate Performance Goals Agreement - CMDE; (ii) Collegiate: assessment of the performance of the Statutory Executive Board by the Board of Directors and the SEST Compliance indicator; and (iii) Business Units: indicator and target for each member of the Statutory Executive Board. In addition, based on the assumption of continued performance, the payment of variable compensation (when due) was conditioned to the maintenance of results favorable to the company for more than one year, being paid in deferred installments over 5 (five) years.

With the company privatized, if the new remuneration model is approved, the Company will have specific short-term (ICP) and long-term (ILP) incentive plans, which will allow for much greater alignment of the programs with the short, medium and long-term challenges of the company. Company.

We emphasize that the alignment of the Programs with the Company's strategic parts, as well as the maintenance of the use of indicators and triggers that address financial issues, sustainability, governance, compliance, business and transparency, as well as clawback clauses, will continue, of course, in the new plans.

(f) existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

There is no compensation or benefit for the members of the Board of Directors, the Fiscal Council, the Statutory Executive Board and the Advisory Committees supported by subsidiaries, controlled companies or direct or indirect controllers.

(g) existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the Company's corporate control

There is no compensation or benefit for the members of the Board of Directors, the Fiscal Council, the Statutory Executive Board and the Advisory Committees linked to the occurrence of a certain corporate event.

(h) practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating: (i) the Company's bodies and committees that participate in the decision-making process, identifying how they participate; (ii) criteria and methodology used to determine the individual compensation, indicating whether there is the use of studies to verify market practices, and, if so, the comparison criteria and the scope of these studies; and (iii) how often and how the Board of Directors evaluates the adequacy of the issuer's compensation policy.

As a state-owned company, the establishment of the global remuneration of the Statutory Board of Directors, the members of the Board of Directors, the members of the Fiscal Council and the members of the Statutory Advisory Committees to the Board of Directors followed an already established process, through which the Management of Eletrobras forwarded , annually, to the Secretariat for Coordination and Governance of State-owned Companies – SEST and the Ministry of Mines and Energy – MME, the remuneration proposal for the period between April of the current year and March of the following year, which necessarily followed the SEST guidelines.

With the company privatized, if the new compensation model is approved, it will be possible, effectively, to adopt a new practice whose main purpose is to promote the alignment of the interests of the Directors with the interests of the Company's shareholders, as well as really

enabling the attraction and retention of talent. Therefore, the process of defining individual compensation is now recommended to the Board of Directors by the Personnel Committee, based on the best market practices and in line with the Company's guidelines and challenges. Therefore, annually on an ordinary basis, and extraordinarily if necessary (as is the current case in view of the completion of the capitalization process), the adherence to the compensation model is verified.

For this revision, by orientation of the Board of Directors and its People Committee, precisely with the intention of being able to count on the best professionals in the conduction of the aforementioned transformation process, combining current and new competences, Eletrobras hired Korn Ferry, consultancy experts to define a compensation model in line with best practices and in line with the organization's challenges.

13.2 – Total compensation of the Board of Directors, Statutory Executive Board, Fiscal Council and Audit and Risk Committee

Total compensation foreseen for the current Fiscal Year to end on 12/31/2022 - Annual amounts*					
	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Advisory Committees to the Board of Directors	Total
Total number of members	9.50	6.33	4.92	5.33	26.08
Number of paid members	7.00 **	6.33	4.92	5.33	23.58
Fixed annual compensation	0,00	0,00	0,00	0,00	0,00
Salary or pro-labore	454,519.12	4,486,644.50	377,304.00	1,991,192.21	7,309,659.84
Direct and indirect benefits	0,00	952,386.34	0,00	0,00	952,386.34
Participation in committees	-	-	-	-	-
Other	0,00	0,00	0,00	0,00	0,00
Description of other fixed compensation	0,00	0,00	0,00	0,00	0,00
Variable compensation	0,00	0,00	0,00	0,00	0,00
Bonus	0,00	3,023,167.72	0,00	0,00	3,023,167.72
Profit sharing	0,00	0,00	0,00	0,00	0,00
Attendance at meetings	0,00	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00	0,00
Other	0.00	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00	0.00
Post-employment	0.00	1,088,597.67	0.00	0.00	1,088,597.67
Termination of office	0.00	0.00	0.00	0.00	0.00
Share-based, including options***	0.00	345,649.46	0.00	0.00	345,649.46

Observation	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	-
Total Compensation*	**454,519.12**	**9,896,445.69**	**377,304.00**	**1,991,192.21**	**12,719,461.03**

* In order to offer a higher level of information, the table above has been updated, which is why it differs from the forecast presented at the 62nd AGO.

** According to the current compensation model, three directors were not included, given that directors who are members of the Statutory Audit and Risk Committee were remunerated only for their participation in the Committee.

*** Through the model known as "Phantom Share", without delivery of book-entry shares.

Total compensation for the current fiscal year ended on 12/31/2021 - Annual values					
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total number of members	10.25	5.83	5.00	4.83	25.92
Number of paid members	7.42*	5.83	5.00	4.83	23.08
Fixed annual compensation					
Salary or pro-labore	489,995.11	3,510,603.79	326,421.60	1,902,676.40	6,229,696.90
Direct and indirect benefits	-	802,357.47	-	-	802,357.47
Participation in committees	-	-	-	-	-
Other	-	398,855.46	-	-	398,855.46
Description of other fixed compensation	-	FGTS	-	-	FGTS
Variable compensation					
Bonus	-	539,105.56	-	-	539,105.56
Profit sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	436,363.19	-	-	436,363.19
Termination of office	-	-	-	-	-
Share-based, including options**	-	756,459.43	-	-	756,459.43

Observation	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.	-
Total Compensation*	**489,995.11**	**6,443,744.91**	**326,421.60**	**1,902,676.40**	**9,162,838.02**

* Three directors were not accounted for, given that board members who are members of the Statutory Audit and Risk Committee are compensated only for their participation in the Committee.

** Through the model known as "Phantom Share", without delivery of book-entry shares.

*** It does not contain the amounts of social charges under the responsibility of Eletrobras (INSS), as per the Management Proposal for the 62nd AGM.

Total compensation for the Fiscal Year ended on 12/31/2020 - Annual Amounts					
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total number of members	11.00	6.00	4.42	4.67	26.08
Number of paid members	-	6.00	4.42	4.67	23.08
Fixed annual compensation					
Salary or pro-labore	517,922.28	3,616,698.55	288,520.43	1,814,905.21	6,238,046.47
Direct and indirect benefits	-	631,236.10	-	-	631,236.10
Participation in committees	-	-	-	-	-
Other	64,413.74	1,236,097.59	39,170.52	362,981.26	1,702,663.11
Description of other fixed compensation	INSS Charges	Charges INSS/FGTS	INSS Charges	INSS Charges	-
Variable compensation					
Bonus	-	-	-	-	-
Profit sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	444,333.11	-	-	444,333.11
Termination of office	-	-	-	-	
Share-based, including options**	-	382,506.64	-	-	382,506.64

Observation	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	-
Total Compensation	**582,336.02**	**6,310,871.99**	**327,690.95**	**2,177,886.47**	**9,398,785.43**

* Three directors were not accounted for, given that board members who are members of the Statutory Audit and Risk Committee are compensated only for their participation in the Committee.

** Through the model known as "Phantom Share", without delivery of book-entry shares.

Total compensation for the Fiscal Year ended on 12/31/2019 - Annual Amounts					
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total number of members	10.92	5.67	4.75	3.75	25.09
Number of paid members	8.00*	5.67	4.75	3.75	22.17
Fixed annual compensation					
Salary or pro-labore	522,274.56	3,118,072.85	305,022.85	1,412,136.97	5,357,507.23
Direct and indirect benefits	-	858,710.53	-	-	858,710.53
Participation in committees	-	-	-	-	-
Other	75,076.88	978,346.36	53,387.97	282,427.55	1,389,238.76
Description of other fixed compensation	INSS Charges	Charges INSS/FGTS	INSS Charges	INSS Charges	-
Variable compensation					
Bonus	-	-	-	-	-
Profit sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	453,214.89	-	-	453,214.89
Termination of office	-	299,175.42	-	-	299,175.42
Share-based, including options	-	-	-	-	-

Observation	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	-
Total Compensation	**597,351.44**	**5,707,520.05**	**358,410.82**	**1,694,564.52**	**8,357,846.83**

* Three directors were not accounted for, given that board members who are members of the Statutory Audit and Risk Committee are compensated only for their participation in the Committee.

13.3 - Variable compensation of the Board of Directors, Statutory Executive Board, Fiscal Council and Audit and Risk Committee

Fiscal Year to End on December 31, 2022					
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Statutory Advisory Committees to the Board of Directors**	**Total**
Total number of members	9.50	6.33	4.92	5.00	25.75
Number of paid members (1)	-	6.33	-	-	6.33
Bonus					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan (2)	-	3.575.071,59	-	-	3.575.071,59
Amount foreseen in the compensation plan, if the goals are achieved (2)	-	3.575.071,59	-	-	3.575.071,59
Profit sharing					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan	-	-	-	-	-
Amount provided for in the compensation plan, if the goals are achieved	-	-	-	-	-

(1) Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed, recognized in Eletrobras' income for the year, as provided in Circular Letter/Annual-2022-CVM/Sep. The Company's chairman is also a member of the Board of Directors, but the amounts of variable compensation received by him are only accounted for as a member of the Statutory Executive Board, since the members of the Board of Directors do not receive compensation of this nature.

(2) Information regarding the installment paid in cash through the RVA.

Fiscal Year Ended December 31, 2021					
	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total number of members	10.25	5.83	5.00	4.83	25.92
Number of paid members [(1)]	-	5.83	-	-	5.83
Bonus					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan	-	539,105.56	-	-	539,105.56
Amount provided for in the compensation plan, if the goals are achieved	-	539,105.56	-	-	539,105.56
Value effectively recognized in the result of the last fiscal year	-	539,105.56	-	-	539,105.56
Profit sharing					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan (2)	-	2,116,920.46	-	-	2,116,920.46
Amount foreseen in the compensation plan, if the goals are achieved (2)	-	2,116,920.46	-	-	2,116,920.46
Value effectively recognized in the result of the last fiscal year	-	-	-	-	-

(1) Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed, recognized in Eletrobras' income for the year, as provided in Circular Letter/Annual-2022-CVM/Sep. The Company's chairman is also a member of the Board of Directors, but the amounts of variable compensation received by him are only accounted for as a member of the Statutory Executive Board, since the members of the Board of Directors do not receive compensation of this nature.

(2) For the fiscal year 2020, Eletrobras' RVA was being classified as Profit Sharing.

Fiscal Year Ended December 31, 2020					
	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total number of members	11.00	6.00	4.42	4.67	26.08
Number of paid members [(1)]	-	6.00	-	-	6.00
Bonus					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan	-	-	-	-	-
Amount provided for in the compensation plan, if the goals are achieved	-	-	-	-	-
Profit sharing					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan	-	439,413.91	-	-	439,413.91
Amount provided for in the compensation plan, if the goals are achieved	-	439,413.91	-	-	439,413.91

Value effectively recognized in the result of the last fiscal year	-	382,506.64	-	-	382,506.64

(1) Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed, recognized in Eletrobras' income for the year, as provided in Circular Letter/Annual-2022-CVM/Sep. The Company's chairman is also a member of the Board of Directors, but the amounts of variable compensation received by him are only accounted for as a member of the Statutory Executive Board, since the members of the Board of Directors do not receive compensation of this nature.

Fiscal Year Ended December 31, 2019					
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total number of members	10.92	5.67	4.75	3.75	25.09
Number of paid members (1)	8.00	5.67	4.75	3.75	22.17
Bonus					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan	-	-	-	-	-
Amount provided for in the compensation plan, if the goals are achieved	-	-	-	-	-
Profit sharing					
Minimum amount foreseen in the compensation plan	-	-	-	-	-
Maximum amount foreseen in the compensation plan	-	346,452.28	-	-	346,452.28
Amount provided for in the compensation plan, if the goals are achieved	-	346,452.28	-	-	346,452.28
Value effectively recognized in the result of the last fiscal year	-	-	-	-	-

(1) Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed, recognized in Eletrobras' income for the year, as provided for in Circular Letter/CVM/Sep/No. 02/2020. The Company's chairman is also a member of the Board of Directors, but the amounts of variable compensation received by him are only accounted for as a member of the Statutory Executive Board, since the members of the Board of Directors do not receive compensation of this nature.

(2) Three directors were not accounted for, given that board members who are members of the Statutory Audit and Risk Committee are remunerated only for their participation in the Committee.

13.4 - Share-based compensation plan of the Board of Directors and Statutory Executive Board

As a state-owned company, the members of Eletrobras' Statutory Board were entitled to Annual Variable Compensation ("RVA"), based on the fulfillment of goals annually established by the Board of Directors and approved by the Secretariat of Coordination and Governance of State-Owned Companies – SEST of the Ministry of Economy.

At Eletrobras, since 2019, the payment RVA has been made through a share-based instrument, in the model known as "Phantom Shares", with no delivery of book-entry shares. The Company's model had a 5-year deferral, and included a penalty in the amount receivable if there is a reduction in net income of more than 20% in relation to the base year.

Until the fiscal year ended December 31, 2020, the amounts were paid in the following year in full through "Phantom Shares". As of fiscal year 2021, the amounts of which will be paid in

2022, the plan established that 60% of the RVA will be made through cash payment as a bonus and 40% of the total amount of the RVA will be paid in a deferred manner between the 2nd and 5th anniversary years of the plan for fiscal year 2021, using the "Phantom Shares" mechanism.

For 2023, due to the remaining deferred installments, the Share-Based Compensation program (with cash settlement) – "PHANTOM SHARES", which refers to the deferred installments of the RVA program for the year 2021, will still remain active. In any case, the Share-Based Compensation program (with cash settlement) – "PHANTOM SHARES" will be discontinued until the end of 2023, being replaced by the Stock Options and Restricted Share Programs.

Therefore, under the terms of the management proposal submitted to the 184th EGM, the Shareholders will resolve on the Stock Option-Based Compensation Plan and the Restricted Share-Based Compensation Plan.

Stock Option Plan

(a) general terms and conditions

Directors, employees, collaborators or service providers of the Company, or of a company under its control, may be elected as Beneficiaries of the Option Plan, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose.

(b) main objectives of the plan

The purpose of the Stock Option Plan is to enable the incorporation of long-term incentives, associated with the achievement of previously defined goals, in the Beneficiaries' remuneration package, transforming them into potential shareholders of the Company, which will allow the alignment of interests between the Company , its shareholders and Beneficiaries, to the extent that the potential gains and risks of the Company's performance will be shared, which will contribute, in particular, to the development of a high-performance professional culture and to decision-making that favors results from long term, exceeding goals and creating value and the Company's sustainable growth.

(c) how the plan contributes to these objectives

The Options Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the transformation process that is underway, making it possible to retain current talents and attract new ones, which can handle the new challenges arising from the privatization process of Eletrobras ("capitalization").

(d) how the plan fits into the issuer's compensation policy

With a view to creating value for the Company and its shareholders, long-term incentives make up a relevant part of the Beneficiaries' total compensation, which demonstrates the concern in developing compensation packages consistent with meritocratic practices and a high-performance culture, given that the Beneficiaries will have the possibility to benefit from a gain proportional to the amount generated by the Company, and the Board of Directors may also set additional conditions, such as meeting specific goals, triggers or challenges.

(e) how the plan aligns the interests of managers and the issuer in the short, medium and long term

In the current context of Eletrobras's transformation, the Options Plan is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding

its talents and structured to ensure full alignment between the interests of the Beneficiaries, the Company and its shareholders , since: (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high-performance culture that will serve as a driving force for unlocking the levers of capitalization value; (ii) the Beneficiaries will only be entitled to acquire the shares and capture the growth in share value above the exercise price defined in this Option Plan, if the previously established targets are met, which constitutes a great stimulus for high performance, the overcoming of targets and the maximization of the ability to generate value in the medium and long term; (iii) the shareholders, who, given the work of professionals in favor of the rapid unlocking of the capitalization value levers and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return of their investments in the medium and long term.

(f) maximum number of shares covered

The maximum number of shares to be received by the Beneficiaries of the Options Plan cannot exceed the limit of 1.1% of the Company's total share capital on this date.

For the purposes of this limit, all shares corresponding to the options actually exercised or exercisable by the Beneficiaries will be considered, regardless of the settlement model for that option. The Shares corresponding to the options that are cancelled, lapse, expire or prescribe, for whatever reason, will not be computed for the purposes of the limit set forth above and, therefore, will be available again for future grant under the terms of this Plan.

(g) maximum number of options to be granted

The total number of options to be granted to the Beneficiaries of the Option Plan cannot result in the effective delivery of company shares that exceed the limit of 1.1% of the Company's total share capital on this date.

(h) conditions for the acquisition of shares

The granting of share options will be carried out, necessarily, through the execution of Agreements for the Granting of Purchase Options for Shares between the Company and the Beneficiaries, which may occur at any time, while the Plan is in force.

(i) criteria for fixing the acquisition or exercise price

The Plan Program must be approved by the Board of Directors by March 2023, and the Exercise Price of the option to purchase common shares will be, at least, BRL 42.00 (forty-two reais), which corresponds to the price practiced in the increase of capital of the Company, in a public offering for the distribution of shares, concluded on June 10, 2022, as per the notice of the same date.

After approval of the Program, at its discretion, the Board of Directors may modify and/or monetarily update the Exercise Price of the Options, respecting the minimum limit established in the previous paragraph.

The Board of Directors may determine whether the Exercise Price will be adjusted by dividends, interest on equity, or proceeds distributed by the Company in the period between the grant date and the exercise date of the options, and such conditions will be provided for in the Granting of Share Purchase Option.

(j) criteria for setting the exercise period

The Options granted pursuant to this Plan will become mature, that is, may be exercised, in accordance with deadlines and rules provided for in the Program, in compliance with the minimum requirements, in order to meet the objectives of: (i) retention of beneficiaries; and (ii) sustainable generation of long-term value.
Once the Stock Option Grant Agreement has been concluded, the Maturity Period of the options granted will comply with the following minimum requirements: (i) 1/3 of the Options will have a Maturity Term of not less than 3 years; (ii) 1/3 of the Options will have maturity period of not less than 4 years; (ii) 1/3 of the Options will have maturity period of not less than 5 years.

The Maximum Period of Exercise of the Options is 120 days from the date on which such options become exercisable, that is, after the end of their respective maturity period. of the last Maturity Period in force.

After the exercise of options and effective receipt of shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of 180 days, defined as the "Lock-up" period.

In any case, the stock options cannot be exercised during a period when the Company's shares are not traded, in accordance with the Eletrobras Securities Trading Policy and current legislation. If the Maximum Period for Exercise of the Options ends during a prohibition period, said period will be automatically extended for a period of 5 (five) days counted from the end of the prohibition period.

(k) form of liquidation

The options will be settled through the delivery of shares by the company to the beneficiaries.

The settlement of the Exercise Price shall occur according to one of the following two options, as defined by the Board of Directors, at its sole discretion:

(i) If there is a sufficient capital reserve balance in adequate amounts, the settlement of the Exercise Price will occur as follows:

The Company may issue and deliver to the Beneficiary only the number of Shares corresponding to the difference between the Settlement Price and the Exercise Price, multiplied by the total number of options exercised by the participant and divided by the Settlement Price: N_shares = (P_Settlement - P_Exercise) * N_Options / P_Settlement

Where:

N_ações = number of Shares to be transferred
P_Liquidação = Settlement Price
P_Exercício = Options Exercise Price
N_Opções = number of mature options exercised by the Beneficiary

In this case, there will be no disbursement of funds by the Participant for the subscription or purchase of shares.

(ii) if there is no such balance, the settlement of the Exercise Price will take place in accordance with the provisions below:

The Beneficiary must pay the Exercise Price within a period of 90 (ninety) days, which may be extended by decision of the Board of Directors, for 90 (ninety) days, counted from the receipt of the notice of exercise.

No option will be delivered to the participant unless all legal and regulatory requirements have been fully complied with.

(l) restrictions on the transfer of shares

After the exercise of options and effective receipt of shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of 180 days, defined as the "Lock-up" period.

In any case, the stock options cannot be exercised during a period when the Company's shares are not traded, in accordance with the Eletrobras Securities Trading Policy and current legislation. If the Maximum Period for Exercise of the Options ends during a prohibition period, said period will be automatically extended for a period of 5 (five) days counted from the end of the prohibition period.

(m) criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Stock Option Plan is valid for 3 (three) years and, at any time, the Stock Option Plan may be extinguished or modified by decision of the General Shareholders' Meeting.

Any significant legal change with regard to the regulation of corporations, publicly-held companies, labor legislation or the tax effects of the Stock Option Plan may lead to its full review.

(n) effects of the withdrawal of the administrator from the issuer's bodies on its rights provided for in the share-based compensation plan

The Beneficiary who leaves, regardless of the reason, will also lose the right to exercise the purchase options of the remaining Maturity Periods that refer to targets not yet achieved. The Beneficiary, in case he leaves the Company or its Subsidiary, on his own initiative, due to poor professional performance identified through a regular assessment carried out by the Company, will lose, as of the date of dismissal, the right to exercise the purchase options of the Term of Remaining maturity, regardless of the achievement of goals. The Beneficiary who is dismissed as a result of the practice of an act that constitutes just cause for the termination of employment contracts under the terms of labor legislation, of any act in violation of legal or infra-legal rules, the Company's Bylaws, Code of Ethics and Conduct and other internal rules of the Company, or the Granting Agreement, will lose, as of the date of termination, the right to exercise the purchase options, regardless of the achievement of the Maturity Period. The Board of Directors may establish criteria for the exercise of options in cases whose Maturity Period has not been reached in cases (i) where the Beneficiary has achieved the respective goals; (ii) death, disability or retirement.

Restricted Share-Based Compensation Plan

(a) general terms and conditions

Directors, employees, collaborators or service providers of the Company, or of a company under its control, may be elected as Beneficiaries of the Restricted Shares Plan, provided that they are elected by the Company's Board of Directors or by a Committee appointed by the Board for this purpose.

(b) main objectives of the plan

The objective of the Restricted Shares Plan is: (i) to retain the Company's talents that demonstrate solid high-performance performance and hold qualifications and professional profiles aligned with the new stage of the Company; (ii) assist in attracting new talent to key positions within the scope of the ongoing Eletrobras restructuring process; and (iii) encourage the development and sustainable growth of the Company and the maximization of long-term value, in line with the capitalization value levers, through the incorporation of this Restricted Shares Plan in the remuneration package of the current composition of the Board of Directors, whose term of office extends until the Annual General Meeting of 2025.

(c) how the plan contributes to these objectives

The Restricted Actions Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the transformation process that is underway, making it possible to retain current talents and attract new ones, which may lead to the new challenges arising from the capitalization process.

(d) how the plan fits into the issuer's compensation policy

With a view to creating value for the Company and its shareholders, long-term incentives make up a relevant part of the Beneficiaries' total compensation, which demonstrates the concern in developing compensation packages consistent with meritocratic practices and a high-performance culture, given that the Beneficiaries will have the possibility to benefit from a gain proportional to the amount generated by the Company, and the Board of Directors may also set additional conditions, such as meeting specific goals, triggers or challenges.

(e) how the plan aligns the interests of managers and the issuer in the short, medium and long term

In the current context of Eletrobras's transformation, the Restricted Shares Plan is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding its talents and structured to ensure full alignment between the interests of the Beneficiaries, the Company and its shareholders, since: (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high performance culture that will serve as a driving force for unlocking the capitalization value levers; (ii) the Beneficiaries will be able to capture the growth in share value, which constitutes a great stimulus for high performance, exceeding targets and maximizing the ability to generate value in the medium and medium long term; (iii) the shareholders, who, given the work of professionals in favor of the rapid unlocking of the capitalization value levers and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return of their investments in the medium and long term.

(f) maximum number of shares covered

The number total number of shares to be received by the Beneficiaries of the Restricted Actions Plan cannot exceed the limit of 0.2% of the total share capital of the Company on this date, without prejudice to the maximum period for the conclusion of the Restricted Share Concession Agreements.

(g) maximum number of options to be granted

Not applicable, as the Plan does not provide for the delivery of options.

(h) conditions for the acquisition of shares

The granting of Restricted Shares will be carried out, necessarily, upon execution of the Agreement for the Granting of Restricted Shares, observing the Program to be approved by the Board of Directors.

The contract will specify, among other items, the number of Restricted Shares object of the grant, as well as the terms, terms and conditions for transferring the Restricted Shares by the Company to the Beneficiaries.

Once the Restricted Shares Agreement is signed, the transfer of ownership of the Restricted Shares to the respective Beneficiary will occur in fractions, in equal parts, observing the following time frames: 03.31.2023, 03.31.2024, 03.31.2025, 03.31. 2026 and 03.31.2027.

If the Beneficiary is a member of the Board of Directors, once the Restricted Shares Grant Agreement is concluded, the transfer of ownership of all restricted shares will take place in a single time frame, that is, 30.04.2028, which corresponding to the period of 3 (three) years after the end of the term of management of the Directors of directors elected by the 182nd AGE of the Company.

(i) criteria for fixing the acquisition or exercise price

Not applicable, as the Plan provides that, provided that all the conditions established in the Granting Agreement are met, the shares will be transferred by the Company to the beneficiary, without payment of any exercise price.

(j) criteria for setting the exercise period

Not applicable, as the Plan provides that, provided that all the conditions established in the Granting Agreement are met, the shares will be transferred by the Company to the beneficiary, without payment of any exercise price.

(k) form of liquidation

Not applicable, as options will not be delivered.

(l) restrictions on the transfer of shares

The rights to receive the restricted shares granted under the terms of the Restricted Shares Plan are personal and non-transferable. However, the common shares that are transferred to the beneficiary will not have a trading restriction period, beyond what is already established by the legislation, applicable regulations and in the Company's Securities Trading Policy.

(m) criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Restricted Shares Plan will remain in effect until 04.30.2028, and may be terminated and/or modified at any time by decision of the Shareholders General Meeting.

Any significant legal change with regard to the regulation of corporations, publicly-held Companies, labor legislation and/or the tax effects of a share grant plan may lead to the full revision of the Restricted Share Plan.

If the number of shares issued by the Company is increased, reduced, there is a split or grouping of shares, or dividends paid in shares, the Board of Directors may make

the appropriate adjustments to the number of Restricted Shares granted to each Participant.

(n) effects of the withdrawal of the administrator from the issuer's bodies on its rights provided for in the share-based compensation plan

The Beneficiary, in case he leaves the Company or its Subsidiary, on his own initiative, due to low professional performance identified through a regular evaluation carried out by the Company, due to inadequate ethical and professional conduct and/or for breach of any internal rule of the Company, will lose , from the date of termination, the right to receive the Restricted Shares of the remaining time frames and, as a consequence, the Company will be unable to transfer ownership of the corresponding Restricted Shares.

13.5 - Compensation based on shares of the last 03 (three) fiscal years of the Board of Directors and the Statutory Executive Board

In 2020, there was a first payment of the Annual Variable Compensation (RVA) at Eletrobras, for the 2019 fiscal year, which is carried out through a share-based instrument, in the model known as "Phantom Shares", without the delivery of book-entry shares to the Statutory Officers. Thus, there is no granting of options or delivery of shares issued by the Company, and therefore does not result in dilution to shareholders. In the year ended December 31, 2020, the amount paid to officers and former officers as RVA was R$ 382,506.64.

In the year ended December 31, 2021, the amount paid to officers and former officers through a share-based instrument was R$ 756,459.43. For the year ending December 31, 2022, the amount provided for payment to the officers by means of a share-based instrument is R$ 345,649.46.

With the company privatized, if the new compensation model is approved, we comment that there will be two programs based on shares: Stock Option Plan and Restricted Share Plan.

Regarding the new Stock Option-Based Compensation program, as it is only expected to be granted as of April 2023, it does not add amounts to the overall compensation amount originally approved at the 62nd AGM of 2022.

As for the new Compensation Based on Restricted Shares program, since it has a forecast of granting from the approval at the AGE, and the 1st transfer of shares on 03.31.2023, it adds values to the global amount of compensation originally approved at the 62nd AGM of 2022 We add that, in the case of directors, as the transfer of shares only occurs on 04.30.2028, it does not add amounts to the global amount of remuneration originally approved at the 62nd AGM of 2022:

Planned for 03.31.2023	Board of Directors	Statutory Executive Board
Total number of members	9.17	7.33
Number of paid members	7.42	7.33
Granting of restricted options		
Date of grant	12/22/2022	12/22/2022

Number of restricted shares granted	-	up to 386,100 (in the 1st transfer, which takes place until 03.31.2023)
Deadline for restricted shares to become exercisable	04.30.2028	03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 e 03.31.2027
Maximum term for the exercise of restricted shares	04.30.2028	03.31.2027
Restriction period for the transfer of restricted shares	04.30.2028	03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 e 03.31.2027
Weighted average exercise price:		
a. Outstanding options at the beginning of the fiscal year	N/A	N/A
b. Options lost during the fiscal year	N/A	N/A
c. Options exercised during the fiscal year	N/A	N/A
d. Options expired during the fiscal year	N/A	N/A
Fair value* of the options at the date of each grant	R$ 44.03	R$ 44.03
Potential dilution in the case of the exercise of all shares granted	Up 0.2%**	Up 0.2%**

* Considered the amount of R$ 44.03 (quotation of the Company's common share in the B3 market, at the base date of 11.18.22, close of the day).

** Considering only the Restricted Stock Plans. We emphasize that, considering both Programs, the potential dilution will be up to 1.3%.

13.6 - Information on outstanding options held by the Board of Directors and the Statutory Executive Board

The Board of Directors and the Statutory Executive Board of Eletrobras do not have outstanding options and the Company does not have any plans or programs to grant share options issued by the Company or similar instruments.

13.7 - Options exercised and shares delivered related to share-based compensation of the Board of Directors and the Statutory Executive Board

The Board of Directors and the Statutory Executive Board of Eletrobras do not have exercised options and delivered shares related to share-based compensation and the Company does not have any plans or programs to grant share options issued by the Company or similar instruments.

13.8 - Information necessary for the understanding of the data disclosed in items

13.5 to 13.7 - Method of pricing the value of shares and options

As a state-owned company, considering the model practiced by the Holding Company, we communicate the current steps for payment of the RVA, which include pricing of "Phantom Shares", valid for the deferred installments: we calculate the average quotation of the company's unit share considering the last 60 trading sessions of the fiscal year prior to the RVA Program, considering the average quotations of common and preferred shares, weighted by the weight of the capital; then, we divide the amount of RVA that each officer will be entitled to by the average quotation of the share, to obtain the number of reference shares; subsequently, the amount to be paid for each of the deferred installments between Year +2 and Year +5 will be paid in kind, calculated by the number of corresponding reference shares, multiplied by the average quotation of the company's unit share considering the last 60 trading sessions of the fiscal year of the deferred installment; we add that the discrepant values of the sample of 60 trading sessions will be purged, considering 90% confidence for the normal distribution.

With the privatized company, if the proposed new compensation model is approved, which has compensation based on share options and restricted share, we inform that the exercise price of the options or restricted shares was established at, at least, R$42.00, which refers to the pricing of the public offering of distribution of shares for the purpose of achieving the capitalization process, as communicated to the market on June 10, 2022. As for Restricted Shares, it is not applicable, as provided all conditions are met, the shares will be transferred by the Company to the beneficiary, without payment of any exercise price.

13.9 - Participations in share, quotas and other convertible securities, held by Management, Fiscal Council members and members of the Audit and Risk Committee - per body

As of December 31, 2021, none of the directors, members of the fiscal council and members of the Audit and Risk Committee held interests in share or quotas directly or indirectly held, in Brazil or abroad, issued by Eletrobras, its direct or indirect controllers, subsidiaries or jointly controlled companies or other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controllers, subsidiaries or jointly controlled companies.

13.10 - Information on pension plans granted to members of the Board of Directors and Statutory Officers

	Board of Directors	Statutory Executive Board	Total
Number of members	10.25	5.83	16.08
Number of paid members (1)	-	5.83	5.83
Name of the Plan	Fundação Eletrobras de Seguridade Social		
Number of Managers who meet the conditions to retire	-	Not available	Not available
Conditions for early retirement	-	- Have 60 (sixty) months of effective membership as a participant of Eletros; - Be at least 50 (fifty) years old; - Have your working relationship with the sponsor broken.	-

Updated value of contributions accumulated in the pension plan until the end of the last fiscal year, less the portion related to contributions made directly by the Managers	-	R$3,146,483.57	R$3,146,483.57
Total accumulated value of contributions made during the last fiscal year, less the 60th installment related to contributions made directly by the Managers	-	R$436,363.19	R$436,363.19
Possibility of early redemption and conditions	-	The cancellation of the participant's registration, when proven the break of the working relationship with the sponsor, whenever this cancellation occurs before he/she is in enjoyment of the Monthly Income benefit offered by the Plan, will give the right to redemption, in the form of single payment or installment at the participant's option, discounting the Income Tax due.	-

(1) Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as provided in Circular Letter/Annual-2022-CVM/Sep.

13.11 – Maximum, minimum and average individual compensation of the Board of Directors, the Statutory Executive Board, the Fiscal Council and the Statutory Audit and Risk Committee

Annual Values

	Statutory Executive Board			Board of Directors			Fiscal Council			Statutory Audit and Risk Committee		
	12/31/21 ***	12/31/20	12/31/19	12/31/21 ***	12/31/20	12/31/19	12/31/21 ***	12/31/20	12/31/19	12/31/21 ***	12/31/20	12/31/19
Total number of members	5.83	6.00	5.67	10.25	11.00	10.92	5.00	4.42	4.75	4.83	4.67	3.75
Number of paid members *	5.83	6.00	5.67	7.42*	8.00*	8.00*	5.00	4.42	4.75	4.83	4.67	3.75
Value of the highest compensation (Reais)**	1,027,824.2 ****	1,080,385.7	1,029,791.5	65,284.32	78,341.16	65,284.32	65,284.32	78,341.16	78,341.16	391,706.16	470,047.44	391,706.16
Value of the lowest compensation (Reais)**	821,745.55	889,082.12	984,125.04	65,284.32	65,284.32	65,284.32	65,284.32	65,283.32	78,341.16	391,706.16	470,047.44	391,706.16
Average value of compensation (Reais)**	1,105,273.5 *****	1,051,812.0	1,019,776.8	66,037.08	72,792.00	60,871.16	65,284.32	74,138.22	75,454.91	393,928.86	466,356.85	376,569.86

* Three directors were not accounted for, given that board members who are members of the Statutory Audit and Risk Committee are compensated only for their participation in the Committee.

** For Compensation purposes, the sum of all compensation components, when applicable, of the Managers, Fiscal Councilors and Members of the Statutory Audit and Risk Committee was calculated: fees, direct and indirect benefits, charges (INSS and FGTS), post-employment, termination of office and variable compensation. The daily travel values in 2021 were not included, which, for information purposes, was R$ 29,479.97.

*** Values for the 2021 fiscal year do not consider social charges for which Eletrobras is responsible (INSS), as presented at the 62nd AGM.

**** For "Highest Remuneration" (BRL 1,027,824.23)": The highest sum of remuneration amounts paid to a certain director in 2021 is verified, among the sum for each of the directors who received remuneration amounts in 2021 That is, no director individually received more than BRL 1,027,824.23 in 2021. In summary, this is a higher remuneration for a given director, that is, for an individual.

***** For "Average Remuneration (BRL 1,105,273.57)": The sum of the remuneration amounts paid to all directors in 2021 (R$ 6,443,744.91) is divided by the number of remunerated directors (5 .83), which is calculated according to the methodology of the Official Circular/Annual2022-CVM/SEP, which corresponds to the annual average number of members of the aforementioned management body calculated monthly. In short, it is the average of Board positions, where a position can have more than one Director. It is possible to notice that there are different bases for "higher remuneration" and "average remuneration" (one that considers director positions, and another that considers each director individually), which, for the year 2021, implied a situation of value for "average remuneration" (R$ 1,105,273.57) higher than the amount for "higher remuneration" (R$ 1,027,824.23).

Note

<table>
<tr><th colspan="2">Statutory Executive Board</th></tr>
<tr><td>12/31/2021</td><td>The amount of fees distributed to the members of the Statutory Executive Board is the same for all, except for the increase of 5% for the Chief Executive Officer in relation to the other members.

The Chairman is also a member of the Board of Directors, but the compensation he/she perceives as a member of the Statutory Executive Board is not computed for the purpose of calculating the compensation of the Board of Directors and vice versa, as provided in the Circular Letter/Annual-2022-CVM/Sep. However, the charges related to its total compensation are considered exclusively in the Statutory Executive Board.

The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep.

The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.</td></tr>
<tr><td>12/31/2020</td><td>The amount of fees distributed to the members of the Statutory Executive Board is the same for all, except for the increase of 5% for the Chief Executive Officer in relation to the other members and the fees perceived by 01 officer employed.

The Chairman is also a member of the Board of Directors, but the compensation he/she perceives as a member of the Statutory Executive Board is not computed for the purpose of calculating the compensation of the Board of Directors and vice versa, as provided in the Circular Letter/Annual-2022-CVM/Sep. However, the charges related to its total compensation are considered exclusively in the Statutory Executive Board.

The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep.

The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.</td></tr>
<tr><td>12/31/2019</td><td>The amount of fees distributed to the members of the Statutory Executive Board is the same for all, except for the increase of 5% for the Chief Executive Officer in relation to the other</td></tr>
</table>

	members and the fees perceived by 02 Officers employed in January, February and March 2019. The Chairman is also a member of the Board of Directors, but the compensation he/she perceives as a member of the Statutory Executive Board is not computed for the purpose of calculating the compensation of the Board of Directors and vice versa, as provided for in Circular Letter/CVM/Sep/No. 02/2020. However, the charges related to its total compensation are considered exclusively in the Statutory Executive Board. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/CVM/Sep/No. 02/2020. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/CVM/Sep/No. 02/2020.

Board of Directors	
12/31/2021	The amount of fees distributed among the members of the Board of Directors is identical for all members. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.
12/31/2020	The amount of fees distributed among the members of the Board of Directors is identical for all members. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.
12/31/2019	The amount of fees distributed among the members of the Board of Directors is identical for all members, except for the Directors who are part of the Audit and Risk Committee, who receive higher amounts. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/CVM/Sep/No. 02/2020. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/CVM/Sep/No. 02/2020.
Fiscal Council	
12/31/2021	The amount of fees distributed among the members of the Fiscal Council is identical for all members.

	The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep. The number of members corresponds to the annual average of the number of members of that board of directors calculated monthly.
12/31/2020	The amount of fees distributed among the members of the Fiscal Council is identical for all members. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep. The number of members corresponds to the annual average of the number of members of that board of directors calculated monthly.
12/31/2019	The amount of fees distributed among the members of the Fiscal Council is identical for all members. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/CVM/Sep/No. 02/2020. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/CVM/Sep/No. 02/2020.

Statutory Audit and Risk Committee	
12/31/2021	The amount of fees distributed among the members of the Audit Committee is identical for all members. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.
12/31/2020	The amount of fees distributed among the members of the Audit Committee is identical for all members. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as provided in Circular Letter/Annual-2022-CVM/Sep. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep.
12/31/2019	The amount of fees distributed among the members of the Audit Committee is identical for all members. The value of the lowest individual annual compensation was determined with the exclusion of the members of the respective body who have held the position for less than 12 months, as

	provided in Circular Letter/CVM/Sep/No. 02/2020. The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/CVM/Sep/No. 02/2020.

13.12 – Compensation or indemnity mechanisms for the Managers in case of removal from office or retirement

As a state-owned company, Eletrobras paid "Quarantine" to the Officers who were dismissed from the Company, subject to approval by the Public Ethics Committee of the Presidency of the Republic, which will correspond to a fixed monthly fee for a period of 6 (six) months.

The former member of the Statutory Executive Board who returns, before the end of the period of impediment, to the performance of the role he held in the public or private administration prior to his investiture, provided that it does not characterize a conflict of interest, shall not be entitled to compensation of an indemnity nature.

With the company privatized, the members of the Statutory Board are no longer entitled to benefits motivated by the cessation of the exercise of the position.

13.13 – Percentage of total compensation held by Managers, members of the Fiscal Council and members of the Statutory Audit and Risk Committee that are parties related to the controllers

Compensation held by Related Parties for the Fiscal Year ended December 31, 2021				
	Board of Directors	Statutory Executive Board	Audit Committee	Statutory Audit and Risk Committee
Number of Members	10.25	5.83	5.00	4.83
Number of Members – Controlling Related Party	4.25	0.75	2.17	-
Total Compensation Amount of the Body in the Fiscal Year	548,932.25	7,437,033.72	356,778.75	2,283,211.91
Amount of Total Compensation Assigned to Controlling Parties in the Body in the Fiscal Year	247,536.37	317,935.23	143,625.48	-
% of the total compensation of the body	45%	4%	40%	0%

Compensation held by Related Parties for the Fiscal Year ended December 31, 2020				
	Board of Directors	Statutory Executive Board	Audit Committee	Statutory Audit and Risk Committee
Number of Members	11.00	6.00	4.42	4.67
Number of Members – Controlling Related Party	3.00	0.00	2.42	-
Total Compensation Amount of the Body in the Fiscal Year	582,336.02	6,310,871.99	327,690.95	2,177,886.47

Amount of Total Compensation Assigned to Controlling Parties in the Body in the Fiscal Year	195,852.96	-	171,008.63	-
% of the total compensation of the body	34%	0%	52%	0%

Compensation held by Related Parties for the Fiscal Year ended December 31, 2019				
	Board of Directors	Statutory Executive Board	Audit Committee	Statutory Audit and Risk Committee
Number of Members	10.92	5.67	4.75	3.75
Number of Members – Controlling Related Party	2.00	-	1.75	-
Total Compensation Amount of the Body in the Fiscal Year	597,351.44	5,707,520.05	358,410.82	1,694,564.52
Amount of Total Compensation Assigned to Controlling Parties in the Body in the Fiscal Year	131,221.50	-	125,345.87	-
% of the total compensation of the body	22%	0%	35%	0%

(*) The total number of members of the Committee is being computed in the Board of Directors.

13.14 – Compensation of Management, members of the Fiscal Council and members of the Statutory Audit and Risk Committee, grouped by body, received for any reason other than the role they occupy

In the last three (3) fiscal years, there was no payment of compensation to members of the Board of Directors, the Statutory Executive Board, the Fiscal Council and the Statutory Audit and Risk Committee of Eletrobras for any reason other than the role they hold at Eletrobras. All the compensation received at Eletrobras was only due to the position held at Eletrobras.

13.15 – Compensation of Management, members of the Fiscal Council and members of the Statutory Audit and Risk Committee recognized in the result of direct or indirect controllers, companies under common control and subsidiaries of the issuer.

In the last three (3) fiscal years, there were no installments of compensation supported by Eletrobras subsidiaries, their direct or indirect controllers and companies under common control, which have been attributed to the members of the Board of Directors, the Statutory Executive Board, the Audit Committee and the Statutory Audit and Risk Committee, and there was, in no case, such an event of compensation for a subsidiary, controllers or companies under common control due to the exercise of the position at Eletrobras. Any compensation received in other companies/bodies was due to the activities carried out there.

In addition, in relation to the compensation received in other companies and/or bodies, we indicate below, in relation to the years ended December 31, 2021, 2020 and 2019, the compensation received by Directors, members of the Fiscal Council and the Statutory Audit and Risk Committee of Eletrobras, recognized in the income of Eletrobras' subsidiaries,

Eletrobras' direct or indirect controllers or companies under common control, not related to the exercise of a position in the issuer.

Year ended on 12/31/2021				
	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Controllers	-	-	-	-
Subsidiaries	-	987,594.27	43,328.40	-
Companies under common control	124,392.00	285,957.12	47,605.44	-

Year ended on 12/31/2020				
	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Controllers	-	-	-	-
Subsidiaries	-	R$908,459.82	-	-
Companies under common control	-	R$147,490.66	-	-

Year ended on 12/31/2019				
	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Controllers	-	-	-	-
Subsidiaries	-	R$780,160.92	-	-
Companies under common control	-	R$253,328.08	-	-

13.16 – Other relevant information

Considering the new remuneration model proposed for the privatized Eletrobras, the Company informs the remuneration proposal for the Global Remuneration of the Directors, of the Members of the Fiscal Council and of the Members of the Statutory Advisory Committees to the Board of Directors, to be deliberated in the General Meeting Extraordinary, for the period between April 2022 and March 2023, as per the table below:

Forecast of Remuneration of Directors according to term of office (Proposal 184th EGM)
(Period April 2022 to March 2023)

	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Board Advisory Committees	Total
Total number of members	9.17	7.33	4.92	5.33	26.75
Number of paid members	7.42	7.33	4.92	5.33	25.00
Fixed annual compensation					
Salary or pro-labore	2,377,437.44	7,483,005.22	489,198.60	1,501,559.51	11,851,200.78
Direct and indirect benefits	-	1,077,262.29	-	-	1,077,262.29
Participation in committees	500,000.00	-	-	525,000.00	1,025,000.00
Other	-	-	-	-	-
Description of other fixed compensation	-	-	-	-	-
Variable compensation					
Bonus	-	3,023,167.72	-	-	3,023,167.72
Profit sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	1,582,879.30	-	-	1,582,879.30
Termination of office	-	-	-	-	-
Share-based, including options**	-	17,345,649.46	-	-	17,345,649.46
Observation	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	-
Total Compensation	**2,877,437.44**	**30,511,963.99**	**489,198.60**	**2,026,559.51**	**35,905,159.55**

* Considers that, up to Dec/22, among the 11 (eleven) members of the Board of Directors, there are three (3) Directors with seats on the Audit and Statutory Risks Committee who perceive the specific fee related to the Committee, rather than the remuneration of a member of the Board of Directors.

** Through the new model of Restricted Shares, and through the previous model (which will be discontinued in 2023) of "Phantom Share.

Additionally, in order to provide a comparison between the overall amount proposed in 184th ESM, which is derived from the new privatized Eletrobras compensation model, we present below the overall amount approved in the 62nd ESM:

Forecast of Remuneration of Directors according to term of office (Approved at 62ªASM)

(Period April 2022 to March 2023)

	Board of Directors	Statutory Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total number of members	11.00	7.00	5.00	5.00	28.00
Number of paid members	8.00 *	7.00	5.00	5.00	25.00
Fixed annual compensation					
Salary or pro-labore	522,274.82	4,218,373.56	326,421.76	1,958,530.58	7,025,600.73
Direct and indirect benefits	-	1,601,353.17	-	-	1,601,353.17
Participation in committees	-	-	-	-	-
Other	-	-	-	-	-
Description of other fixed compensation	-	-	-	-	-
Variable compensation					
Bonus	-	3,023,167.72	-	-	3,023,167.72
Profit sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	1,336,524.18	-	-	1,336,524.18
Termination of office	-	2,109,186.78	-	-	2,109,186.78
Share-based, including options**	-	345,649.46	-	-	345,649.46
Observation	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	The number of members corresponds to the annual average of the number of members of said management body calculated monthly, as provided in Circular Letter/Annual-2022-CVM/Sep	-
Total Compensation* **	**522.274,82**	**12.634.254,87**	**326.421,76**	**1.958.530,58**	**15.441,482.04**

* Three directors were not counted, since board members of the Audit and Statutory Risks Committee are remunerated only for participation in the Committee.

** Through the model known as "Phantom Share", without delivery of book-entry shares.

ANNEX 03 - APPROVAL PROPOSAL
COMPENSATION PLAN BASED ON STOCK PURCHASE OPTIONS
(pursuant to Article 14 of CVM Resolution No. 81/2022)

1. **Provide a copy of the proposed plan**

   A copy of the proposed STOCK OPTION PLAN can be found in Annex 04.

2. **Inform the main characteristics of the proposed plan, identifying**

   (a) Potential Beneficiaries

   Directors, employees, collaborators or service providers of the Company, or of a company under its control, may be elected as Beneficiaries of the Option Plan, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose.

   (b) Maximum number of Options to be granted

   The total number of options to be granted to the Beneficiaries of the Option Plan cannot result in the effective delivery of Company shares that exceed the limit of 1.1% of the Company's total share capital on this date.

   (c) Maximum number of shares covered by the plan

   The maximum number of shares to be received by the beneficiaries of the Option Plan cannot exceed the limit of 1,1% of the Company's total capital share on this date.

   For the purposes of this limit, all shares corresponding to the options actually exercised or exercisable by the Beneficiaries will be considered, regardless of the settlement model for that option. The Shares corresponding to the options that are cancelled, lapse, expire or prescribe, for whatever reason, will not be computed for the purposes of the limit set forth above and, therefore, will again be available for future grant under the terms of this Plan.

   (d) Acquisition conditions

   The granting of stock options will necessarily be carried out upon the conclusion of Contracts for the Granting of Stock Options between the Company and the Beneficiaries, which may take place at any time, while the Plan is in force.

   (e) Detailed criteria for setting the exercise price

   The Plan Program must be approved by the Board of Directors by March 2023, and the Exercise Price of the option to purchase common shares will be, at minimum, BRL 42.00 (forty-two reais), which corresponds to the price practiced in the increase of capital of the Company, in a public offering for the distribution of shares, concluded on June 10, 2022, as per the notice of the same date.

After approval of the Program, at its discretion, the Board of Directors may modify and/or monetarily update the Exercise Price of the Options, respecting the minimum limit established in the previous paragraph.

The Board of Directors may determine whether the Exercise Price will be adjusted by dividends, interest on equity, or proceeds distributed by the Company in the period between the grant date and the exercise date of the options, and such conditions will be provided for in the Granting of Stock Purchase Option.

(f) Criteria for setting the exercise period

The Options granted pursuant to this Plan will become mature, that is, may be exercised, in accordance with deadlines and rules provided for in the Program, in compliance with the minimum requirements, in order to meet the objectives of: (i) retention of beneficiaries; and (ii) sustainable generation of long-term value.

Once the Stock Option Grant Agreement has been concluded, the Maturity Period of the options granted will comply with the following minimum requirements: (i) 1/3 of the Options will have a Maturity Term of not less than 3 years; (ii) 1/3 of the Options will have maturity period of not less than 4 years; (ii) 1/3 of the Options will have maturity period of not less than 5 years.

The Maximum Period for Exercise of the Options is 120 days from the date on which such options become exercisable, that is, after the end of their respective maturity period.

After the exercise of options and effective receipt of shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of 180 days, defined as the "Lock-up" period.

In any case, the stock options cannot be exercised during a period when the Company's shares are not traded, in accordance with the Eletrobras Securities Trading Policy and current legislation. If the Maximum Period for Exercise of the Options ends during a prohibition period, said period will be automatically extended for a period of 5 (five) days counted from the end of the prohibition period.

(g) Options Settlement Method

The options will be settled through the delivery of shares by the company to the beneficiaries.

The settlement of the Exercise Price shall occur according to one of the following two options, as defined by the Board of Directors, at its sole discretion:

(i) If there is a sufficient capital reserve balance in adequate amounts, the settlement of the Exercise Price will occur as follows:

The Company will issue and deliver to the Beneficiary only the number of Shares corresponding to the difference between the Settlement Price and the Exercise Price, multiplied by the total number of options exercised by the participant and divided by the Settlement Price:

N_shares = (P_Settlement - P_Exercise) * N_Options / P Settlement

Where:

N_Shares = number of Shares to be transferred
P_ Settlement = Settlement Price
P_ Exercise = Options Exercise Price
N_ Options = number of mature options exercised by the Beneficiary

In this case, there will be no disbursement of funds by the Participant for the subscription or purchase of shares.

(ii) if there is no such balance, the settlement of the Exercise Price will take place in accordance with the provisions below:

The Beneficiary must pay the Exercise Price within a period of 90 (ninety) days, which may be extended by decision of the Board of Directors, for 90 (ninety) days, counted from the receipt of the notice of exercise.

No option will be delivered to the participant unless all legal and regulatory requirements have been fully complied with.

(h) Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Stock Option Plan is valid for 3 (three) years and, at any time, the Stock Option Plan may be extinguished or modified by decision of the General Shareholders' Meeting.

Any significant legal change with regard to the regulation of corporations, publicly-held companies, labor legislation or the tax effects of the Stock Option Plan may lead to its full review.

3. Justify the proposed plan, explaining:

(a) The main objectives of the plan

The purpose of the Stock Option Plan is to enable the incorporation of long-term incentives, associated with the achievement of previously defined goals, in the Beneficiaries' remuneration package, transforming them into potential shareholders of the Company, which will allow the alignment of interests between the Company, its shareholders and Beneficiaries, to the extent that the potential gains and risks of the

Company's performance will be shared, which will contribute, in particular, to the development of a high-performance professional culture and to decision-making that favors results from long term, exceeding goals and creating value and the Company's sustainable growth.

(b) How the plan contributes to those objectives

The Options Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the transformation process that is underway, making it possible to retain current talents and attract new ones, which can handle the new challenges arising from the privatization process of Eletrobras ("capitalization").

(c) How the plan fits into the company's compensation policy

With a view to creating value for the Company and its shareholders, long-term incentives make up a relevant part of the Beneficiaries' total compensation, which demonstrates the concern in developing compensation packages consistent with meritocratic practices and a high-performance culture, given that the Beneficiaries will have the possibility to benefit from a gain proportional to the amount generated by the Company, and the Board of Directors may also set additional conditions, such as meeting specific goals, triggers or challenges.

(d) How the plan aligns the interests of the Beneficiaries and the company in the short, medium and long term

In the current context of Eletrobras's transformation, the Options Plan is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding its talents and structured to ensure full alignment between the interests of the Beneficiaries, the Company and its shareholders , since: (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high-performance culture that will serve as a driving force for unlocking the capitalization value levers; (ii) the Beneficiaries will only be entitled to acquire the shares and capture the growth in share value above the exercise price defined in this Stock Option Plan, if the previously established targets are met, which represents a great stimulus for high performance, exceeding goals and maximizing the ability to generate value in the medium and long term; (iii) the shareholders, who, given the work of professionals in favor of the rapid unlocking of the capitalization value levers and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return of their investments in the medium and long term.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that deal with this matter

Not applicable. The Compensation Plan Based on Stock Options does not impact the overall compensation amounts for the period ending in March 2023, as it will only start for the period beginning in April 2023. Therefore, it will still depend on approval by the ordinary general meeting, to be called at the opportunity.

ELETROBRAS COMPENSATION PLAN BASED ON STOCK PURCHASE OPTIONS ("STOCK OPTIONS")

1 DEFINITIONS

1.1 For the purposes of definitions, there are:

a) ***"Beneficiaries":*** directors, employees, collaborators or service providers of the Company, or of a company under its control, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose, to participate in the Program to be approved by the Board of Directors for this Stock Option Plan.

b) ***"Company" or "Eletrobras"***: Centrais Elétricas Brasileiras S/A – Eletrobras: Eletrobras S.A.

c) ***"Board of Directors":*** Company's Board of Directors.

d) ***"Stock Option Grant Agreement" or "Agreement" or "Grant Agreement":*** a private instrument for granting the option to purchase shares, executed between the company and beneficiaries, which will give the right to exercise the Option under the Program to be approved by the Board of Directors on the basis of this Options Plan.

e) ***"Exercise of the Option":*** effective subscription or purchase of the Shares related to the Options previously granted to the Participants, under the terms of this Plan and respective Programs.

f) ***"Stock Purchase Options Plan" or "Option Plan" or "Plan":*** Compensation Plan Based on Stock Options approved at the general meeting of Eletrobras.

g) ***Exercise Price:*** value established in the Program to be considered for subscription or purchase of Shares resulting from the exercise of Options.

h) ***Maturity Period****:* grace period between the grant date and the date from which the options will mature and, therefore, be able to be exercised, provided that the other requirements and conditions stipulated by the Board of Directors are fulfilled.

i) ***Maximum Exercise Period:*** limit date for the exercise of matured options, under penalty of forfeiture of this right.

j) ***Settlement Price:*** corresponding to the average price of the Company's shares for a period of 90 calendar days weighted by the volume of share trading.

k) ***Program:*** Stock Option Program approved by the Board of Directors, based on this Plan.

l) ***Option:*** possibility of subscription or purchase, by the Beneficiaries, of common, book-entry shares with no par value, issued by the Company, at the price and conditions established in the Program, in compliance with all the terms and conditions of this Plan.

m) "**Lock-up Period**": Period of 180 calendar days, counted from the exercise of the option, within which the Beneficiary may not dispose or encumber the shares received through the exercise of his options.

2 OBJECTIVE OF THE PLAN

2.1 The purpose of the Stock Option Plan is to enable the incorporation of long-term incentives, associated with the fulfillment of previously defined goals, in the Beneficiaries' remuneration package, transforming them into potential shareholders of the Company, which will allow the alignment of interests between the Company, its shareholders and Beneficiaries, to the extent that the potential gains and risks of the Company's performance will be shared, which will contribute, in particular, to the development of a professional culture of high performance and to decision-making that favors results long-term goals, exceeding goals and creating value and the Company's sustainable growth.

2.2 In the current context of Eletrobras's transformation, the Options Plan is an essential tool for the solidification of a meritocratic and high-performance culture, capable of ensuring full alignment between the interests of the Beneficiaries, the Company and its shareholders, since that: (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high-performance culture, through long-term incentives conditioned to the achievement of previously established goals, which will serve as a driving force for unlocking capitalization value levers; (ii) the Beneficiaries will only be entitled to acquire the shares and capture the growth in share value above the exercise price defined in this Stock Option Plan, if the previously established targets are met, which represents a great stimulus for high performance, exceeding goals and maximizing the ability to generate value in the medium and long term; (iii) the shareholders, who, given the work of professionals in favor of the rapid unlocking of the capitalization value levers and the consequent

maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return of their investments in the medium and long term.

2.3 The Options Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the ongoing transformation process, enabling the retention of current talents and the attraction of new ones, which may lead the new challenges arising from the privatization process of Eletrobras (capitalization).

2.4 The Board of Directors may establish Programs, with a specified period of validity, as well as determine the maximum limit of options that may be granted under such Program, based on the general guidelines of this Plan.

3 ELETROBRAS STOCK OPTIONS PURCHASE TEMPLATE

3.1 At the discretion of the Board of Directors, or of a Committee appointed by the Board for this purpose, Options may be granted, through Granting Agreements, granting them, periodically, the right to exercise the purchase of a certain number of common shares, to a certain price and in a certain period, according to terms, terms and conditions to be defined by the Company's Board of Directors, subject to the rules set forth in this Plan.

3.2 Any costs related to this Options Plan that are related to directors, tax advisors or committee members will integrate their remuneration package and will always depend on approval by the General Meeting of Shareholders, according to relevant legislation.

4 EXERCISE PRICE OF THE STOCK PURCHASE OPTION

4.1 The Plan Program must be approved by the Board of Directors until March 2023, and the Exercise Price of the option to purchase common shares will be, in minimum, BRL 42.00 (forty-two reais), which corresponds to the price practiced in capital increase of the Company, in a public offering for the distribution of shares, concluded on June 10, 2022, as communicated on the same date.

4.2 After launching the Plan, at its discretion, the Board of Directors may modify and/or monetarily update the Exercise Price of the share option, respecting the minimum limit established in item 4.1.

4.3 The Board of Directors may determine whether the Exercise Price will be adjusted by dividends, interest on equity, or proceeds distributed by the Company in the period

between the grant date and the exercise date of the options, and such conditions will be provided for in the Agreement of Granting of Option to Purchase Stocks.

5 BENEFICIARIES

5.1 Directors, employees, collaborators or service providers of the Company, or of a company under its control, may be elected as Beneficiaries of the Option Plan, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose.

6 ELETROBRAS STOCK PURCHASE OPTION CYCLE

6.1 The Stock Option Plan will be implemented according to the Program to be approved by the Board of Directors, which will provide for the execution of Stock Option Grant Agreements between the Company and the Beneficiaries, which may occur at any time, while in force the plan.

6.2 The Options granted under the terms of this Plan will become mature, that is, they may be exercised, according to the terms and rules set forth in the Program, subject to the minimum requirements mentioned in item 6.3, in order to meet the objectives of: (i) retention of Beneficiaries; and (ii) sustainable generation of long-term value

6.3 Once the Stock Option Agreement is signed, the Maturity Term of the options granted will obey the following criteria: (i) 1/3 of the options will have a Maturity Term of no less than 3 years; (ii) 1/3 of the options will have a Maturity Period of no less than 4 years; (ii) 1/3 of the options will have a Maturity Period of no less than 5 years.

6.4 The Maximum Period for Exercise of the Options is 120 days from the date on which such options become exercisable, that is, after the end of their respective maturity period, subject to the provisions of item 6.8.

6.5 After the exercise of options and effective receipt of shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of 180 days, defined as the "Lock-up" period.

6.6 If the Beneficiary leaves the Company or its Subsidiary, on his own initiative, due to poor professional performance identified through a regular assessment carried out by the Company, he will lose, as of the date of termination, the right to exercise the purchase options of the Terms of Maturity remaining, regardless of the achievement of targets. The Beneficiary who is dismissed as a result of the practice of an act that

constitutes just cause for the termination of employment contracts under the terms of labor legislation, of any act in violation of legal or infra-legal rules, the Company's Bylaws, Code of Ethics and Conduct and other internal rules of the Company, or the Granting Agreement, will lose, as of the date of termination, the right to exercise the purchase options, regardless of the achievement of the Maturity Period. The Board of Directors may establish criteria for the exercise of options in cases whose Maturity Period has not been reached in cases (i) where the Beneficiary has achieved the respective goals; (ii) death, disability or retirement.

6.7 The transfer of the Company's Beneficiary to one of its subsidiaries and also to the reverse, or to any other company, in this case, is not considered to be dismayed for the company's interest.

6.8 In any case, the share options cannot be exercised during a period when the Company's shares are not traded, in accordance with the Eletrobras Securities Trading Policy and the legislation in force. If the Maximum Period for Exercise of the Options ends during a prohibition period, said period will be automatically extended for a period of 5 (five) days counted from the end of the prohibition period.

6.9 The form of communication of the exercise of the option by the Beneficiaries will be provided for in the Stock Option Granting Agreement.

7 GRANTING OF STOCK PURCHASE OPTIONS

7.1 The granting of stock options will be carried out, necessarily, upon execution of the Stock Option Granting Agreement, observing the Program to be approved by the Board of Directors.

7.2 The Stock Option Agreement shall specify, among other items, the number of share options granted, as well as the prices, terms, terms and conditions for exercising the share options by the Beneficiaries.

7.3 The Board of Directors may, at its discretion, establish differentiated contracts between the Beneficiaries, provided that the general conditions of this Stock Option Plan are observed.

7.4 There will be no consideration in cash by the Beneficiaries upon execution of the Stock Option Granting Agreement.

7.5 Until the date of exercise of the purchase options by the Beneficiaries, the Beneficiaries will not be entitled to any rights and advantages, as shareholders, in

relation to the shares object of the grant, such as voting rights, receipt of dividends and interest on own capital.

8 STOCK PURCHASE OPTIONS SUBJECT TO THE PLAN

8.1 With a view to creating value for the Company and its shareholders, long-term incentives make up a relevant part of the total compensation of the Beneficiaries, which demonstrates the concern in developing compensation packages consistent with meritocratic practices and a high-performance culture, given that the Beneficiary will be able to enjoy a gain proportional to the amount generated by the Company, and the Board of Directors may also set additional conditions, such as meeting specific goals, triggers or challenges.

8.2 The shares issued by the Company subject to this Plan will be common class shares, registered, without par value, with the restrictions and advantages indicated below ("Shares"), which may be issued by the Company and subscribed and/or acquired by the Beneficiaries in the terms set forth in this Plan.

8.3 The total number of options to be granted to the Beneficiaries of the Options Plan may not result in the effective delivery of shares of the company that exceed the limit of 1.1% of the Company's total share capital on this date.

8.4 For the purpose of this limit, all shares corresponding to the options actually exercised or exercisable by the Beneficiaries will be considered, regardless of the settlement model of that option. The Shares corresponding to the options that are cancelled, lapse, expire or forfeit, for whatever reason, will not be computed for the purposes of the limit provided for in item 8.3 and, therefore, will be available again for future granting under the terms of this Plan.

8.5 For the purpose of restricting trading, the common shares that are acquired with the exercise of the Options must not observe the "Lock-up" period, in addition to what is already established by the legislation, applicable regulations and in the Securities Trading Policy of the Company.

9 SETTLEMENT METHOD

9.1 The options will be settled upon delivery of shares by the company to the beneficiaries.

9.2 The Settlement Price will correspond to the average price of the Company's shares for a period of 90 days prior to the exercise of the Option, weighted by the trading volume of shares. The settlement of the Exercise Price shall occur according to one of the following two options, as defined by the Board of Directors, at its sole discretion:

(i) If there is a sufficient capital reserve balance in adequate amounts, the settlement of the Exercise Price will occur in accordance with the provisions of item 9.3 below.

(ii) if there is no said balance, the settlement of the Exercise Price will occur in accordance with the provisions of item 9.5 below.

9.3 If there are capital reserves in adequate amounts, the Company may choose to issue and deliver to the Beneficiary only the number of Shares corresponding to the difference between the Settlement Price and the Exercise Price, multiplied by the total number of options exercised by the participant and divided by the Settlement Price:

N_shares = (P_Settlement - P_Exercise) * N_Options / P_Settlement

Where:

N_shares = number of Shares to be transferred
P Settlement = Settlement Price
P_Exercise = Options Exercise Price
N Options = number of mature options exercised by the Beneficiary

9.4 In the event of item 9.3, there will be no disbursement of funds by the Participant for the subscription or purchase of shares, subject to the provisions of item 10.4.

9.5 If the Company does not opt for liquidation pursuant to item 9.3, the Beneficiary must pay the Exercise Price within a period of 90 (ninety) days, extendable by decision of the Board of Directors, for 90 (ninety) days, counted of receipt of the communication of exercise.

9.6 No share will be given to the participant unless all legal and regulatory requirements have been fully complied with.

10 GENERAL PROVISIONS

10.1 The granting of share options will not prevent the Company from engaging in corporate reorganization operations.

10.2 In cases of change in the number, class or type of shares of the Company, for any reason, it will be up to the Board of Directors to assess any adjustment to the Share Option Plan, in order to avoid damages to the Beneficiaries and the Company.

10.3 The Stock Option Granting Agreements do not grant any stability or guarantee of employment to the Beneficiary.

10.4 The Company is authorized to withhold at source any taxes that may be levied on the shares to be delivered arising from the exercise of options, or in another way that suits it, in order to comply with legal requirements, more specifically with regard to amounts equivalent to taxes which it is legally obliged to withhold for collection on behalf of the Beneficiary.

10.5 Any existing legal changes, whether of a labor, corporate, tax or related nature, may lead to the revision of the Plan.

10.6 If the number of shares issued by the Company is increased, reduced, there is a split or grouping or dividends paid in shares, the Board of Directors may make the appropriate adjustments in the number of shares granted to each Participant.

11 PLAN MANAGEMENT

11.1 The Stock Option Plan will be managed by the Company's Board of Directors, or by a Committee designated by it.

11.2 The Company's Board of Directors, observing the guidelines of the Company's bylaws and the applicable legislation, will have broad powers in the management of the Plan to:

§1º Elect the Beneficiaries, as well as define the criteria for the choice;

§2º Enter into different grant agreements, in accordance with the Company's strategic objectives;

§3º List additional conditions, such as triggers, achievement of goals, achievement of milestones, which must be met for the Beneficiary to exercise the share options;

§4º Authorize the sale/grant of treasury shares to satisfy the granting of share options;

§5º Take the necessary measures to implement the Compensation Plan based on Share Options;

§6º Resolve omitted cases and interpretations regarding the application of the plan.

12 TERM OF THE PLAN

12.1 The Stock Option Plan is valid for 3 (three) years and, at any time, the Stock Option Plan may be extinguished or modified by decision of the General Meeting.

12.2 Any significant legal change with regard to the regulation of corporations, publicly-held companies, labor legislation or the tax effects of the Stock Option Plan may lead to its full review.

ANNEX 05 - APPROVAL PROPOSAL
COMPENSATION PLAN BASED ON RESTRICTED SHARES
(pursuant to Article 14 of CVM Resolution No. 81/2022)

1. **Provide a copy of the proposed plan**

A copy of the proposed COMPENSATION PLAN BASED ON RESTRICTED SHARES can be found in Annex 06.

2. **Inform the main characteristics of the proposed plan, identifying**

(a) Potential beneficiaries

Directors, employees, collaborators or service providers of the Company, or a company under its control, may be elected as Beneficiaries of the Option Plan, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose.

(b) Maximum number of Options to be granted

Not applicable, as the Plan does not provide for the delivery of options.

(c) Maximum number of shares covered by the plan

The total number of shares to be received by the Beneficiaries of the Restricted Share Plan may not exceed the limit of 0.2% of the Company's total capital share on this date, without prejudice to the maximum term for entering into the Agreements Granting of Restricted Shares.

(d) Acquisition conditions

The granting of Restricted Shares will be carried out, necessarily, upon execution of the Agreement for the Granting of Restricted Shares, observing the Program to be approved by the Board of Directors.

The contract will specify, among other items, the number of Restricted Shares object of the grant, even as the terms, terms and conditions for transferring the Restricted Shares by the Company to the Beneficiaries.

Once the Restricted Shares Agreement is signed, the transfer of ownership of the Restricted Shares to the respective Beneficiary will occur in fractions, in equal parts, observing the following time frames: 03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 and 03.31.2027.

If the Beneficiary is a member of the Board of Directors, once the Restricted Shares Grant Agreement is concluded, the transfer of ownership of all restricted shares will take place in a single time frame, that is, 30.04.2028, which corresponding to the period of 3

(three) years after the end of the term of management of the Directors of directors elected by the 182nd EGM of the Company.

(e) Detailed criteria for setting the exercise price

Not applicable, as the Plan provides that, provided that all the conditions established in the Granting Agreement are met, the shares will be transferred by the Company to the beneficiary, without payment of any exercise price.

(f) Criteria for setting the exercise period

Not applicable, as the Plan provides that, provided that all the conditions established in the Granting Agreement are met, the shares will be transferred by the Company to the beneficiary, without payment of any exercise price.

(g) Options Settlement Method

Not applicable, as options will not be delivered.

(h) Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Restricted Shares Plan will remain in force until 04.30.2028, and may be extinguished and/or modified at any time by decision of the General Shareholders' Meeting.

Any significant legal change with regard to the regulation of corporations, publicly-held companies, labor legislation and/or the tax effects of a share grant plan may lead to the full revision of the Restricted Share Plan.

If the number of shares issued by the Company is increased, reduced, there is a split or grouping of shares, or dividends paid in shares, the Board of Directors may make the appropriate adjustments to the number of Restricted Shares granted to each Participant.

3. Justify the proposed plan, explaining:

(a) The main objectives of the plan

The purpose of the Restricted Shares Plan is: (i) to retain the Company's talents that demonstrate solid high-performance performance and hold qualifications and professional profiles aligned with the new stage of the Company; (ii) assist in attracting new talent to key positions within the scope of the ongoing Eletrobras restructuring process; and (iii) encourage the development and sustainable growth of the Company and the maximization of long-term value, in line with the capitalization value levers, through the incorporation of this Restricted Shares Plan in the remuneration package of the current composition of the Board of Directors, whose term of office extends until the Annual General Meeting of 2025.

(b) How the plan contributes to those objectives

The Restricted Actions Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the transformation process that is underway, making it possible to retain current talents and attract new ones, which may lead to the new challenges arising from the capitalization process.

(c) How the plan fits into the company's compensation policy

With a view to creating value for the Company and its shareholders, long-term incentives make up a relevant part of the Beneficiaries' total compensation, which demonstrates the concern in developing compensation packages consistent with meritocratic practices and a high-performance culture, given that the Beneficiaries will have the possibility to benefit from a gain proportional to the amount generated by the Company, and the Board of Directors may also set additional conditions, such as meeting specific goals, triggers or challenges.

(d) How the plan aligns the interests of the Beneficiaries and the company in the short, medium and long term

In the current context of Eletrobras's transformation, the Restricted Shares Plan is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding its talents and structured to ensure full alignment between the interests of the Beneficiaries, the Company and its shareholders, since: (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high performance culture that will serve as a driving force for unlocking the levers of capitalization value; (ii) the Beneficiaries will be able to capture the growth in share value above the exercise price defined in this Restricted Share Plan, which constitutes a great stimulus for high performance, exceeding targets and maximizing the ability to generate value in the medium and medium long term; (iii) the shareholders, who, given the work of professionals in favor of the rapid unlocking of the capitalization value levers and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return of their investments in the medium and long term.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that deal with this matter

On the Restricted Actions Plan, the decision of the Board of Directors was to consider granting up to 2,611,856 shares restricted to the Directors (Statutory Board and Board of Directors) throughout the term of the Plan, with up to 386,100 restricted shares in the first transfer, which occurs until March 31, 2023.

Taking into account the fair value of the share, considered the amount of R$ 44.03 (quotation of the company's common share in market B3, at the base date of 11.18.22, closing of the day), we have for the purpose of estimating:

Restricted Actions	Statutory Board of Directors		Board of Directors		Directors	
	Number of Shares	Estimated Value	Number of Shares	Estimated Value	Number of Shares	Estimated Value
1st Transfer (Mar/2023)	386.100	R$ 17,000,000	-	-	386.100	R$ 17,000,000
2nd Transfer (Mar/2024)	386.100	R$ 17,000,000	-	-	386.100	R$ 17,000,000
3rd Transfer (Mar/2025)	386.100	R$ 17,000,000	681.354	R$ 30,000,000	1.067.454	R$ 47,000,000
4th Transfer (Mar/2026)	386.100	R$ 17,000,000	-	-	386.100	R$ 17,000,000
5th Transfer (Mar/2027)	386.100	R$ 17,000,000	-	-	386.100	R$ 17,000,000
Total	1.930.502	R$ 85,000,000	681.354	R$ 30,000,000	2.611.856	R$ 115,000,000

ELETROBRAS COMPENSATION PLAN BASED ON RESTRICTED SHARES ("RESTRICTED SHARES")

1 DEFINITIONS

1.1 For purposes of definitions, we have:

a) **"Restricted *Shares*"**: number of common, book-entry and nominative shares issued by the Company, allocated specifically for a certain Restricted Shares Grant Agreement.

b) ***Beneficiaries:*** directors, employees, collaborators or service providers of the Company, or of a company under its control, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose, to participate in the Program to be approved by the Board of Directors for this Restricted Shares Plan.

c) ***"Company" or "Eletrobras"***: Centrais Elétricas Brasileiras S/A - Eletrobras.

d) ***"Board of Directors"***: Company's Board of Directors.

e) ***"Restricted Shares Grant Agreement" or "Grant Agreement":*** private instrument for granting restricted shares, entered into between the Company and Beneficiaries, which will entitle Beneficiaries to receive a certain amount of restricted shares in a given period, provided that the deadlines, terms and conditions to be defined by the Company's Board of Directors are met..

f) ***Restricted Shares Plan or "Plan":*** Compensation Plan Based on Restricted Shares.

g) ***Program***: Restricted Shares Program that is approved by the Board of Directors, based on this Plan.

2 PURPOSE OF THE PLAN

2.1 The objective of the Restricted Shares Plan is to: (i) retain company talents that have demonstrated solid high performance performance and hold professional qualifications and profiles aligned with the company's new stage; (ii) assist in attracting new talent to key positions in the ongoing eletrobras restructuring process; and (iii) encourage the development and sustainable growth of the Company and the

maximization of long-term value, in alignment with the value levers of the capitalization, by incorporating this Restricted Shares Plan into the remuneration package of the current composition of the Board of Directors, whose term of management extends to the 2025 Ordinary General Meeting.

2.2 The Program to be approved by the Board of Directors under this Restricted Shares Plan will allow the alignment of interests between the company, other shareholders and Beneficiaries, to the extent that the potential gains and risks of the Company's performance will be shared with them, which will contribute, in particular, to the development of a professional culture of high performance and to decision-making that favor long-term results, value creation and sustainable growth of the Company.

2.3 In the current context of Eletrobras' transformation, the Restricted Shares Plan is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding its talents and structured to ensure full alignment between the interests of the Beneficiaries, the Company and its shareholders, since: (i) the Company will have the possibility to retain current key professionals and attract new talent, in addition to fostering a high performance culture that will serve as a driving force for unlocking the capitalization value levers; (ii) Beneficiaries may capture the growth in equity value above the exercise price defined in this Restricted Shares Plan, which is a major stimulus for high performance, exceeding targets and maximizing value creation capacity in the medium and long term; (iii) shareholders, who, in view of the actions of professionals in favor of the speedy unlocking of the capitalization value levers and the consequent maximization of the Company's value, may count on the appreciation of Eletrobras' shares and the maximization of the return on its investments in the medium and long term.

2.4 The Restricted Actions Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the ongoing transformation process, enabling the retention of current talents and the attraction of new ones, which may handle the new challenges arising from the privatization of Eletrobras.

2.5 The Board of Directors may establish Programs, with a determined period of validity, as well as may determine the maximum limit of shares that may be granted within the scope of such Program, based on the general guidelines of this Plan

3 ELETROBRAS RESTRICTED SHARES MODEL

3.1 At the discretion of the Board of Directors, or of a Committee appointed by the Board for this purpose, Beneficiaries may be granted, through Restricted Shares Grant Agreement , the right to receive a certain number of shares ("restricted shares"), which

will only be transferred to the Beneficiary if the deadlines, terms and conditions to be defined by the Company's Board of Directors are met.

4 BENEFICIARIES

4.1 Directors, employees, collaborators or service providers of the Company, or of a company under its control, may be elected as Beneficiaries of the Restricted Shares Plan, provided that they are elected by the Company's Board of Directors or by a Committee appointed by the Board for this purpose.

5 CYCLE OF RESTRICTED SHARES AT ELETROBRAS

5.1 In line with the specific objectives of this Restricted Shares Grant Agreements, the program will be structured by the Board of Directors so that: (i) the definition of beneficiaries and the conclusion of the respective Contracts for The Granting of Restricted Shares take place until 31.03.2023; (ii) the rights arising from the Restricted Shares Grant Agreements, as they constitute a personal right, cannot be transferred or transferred in any way to third parties, onerous or free of charge.

5.2 Once the Restricted Shares Agreement is signed, the transfer of ownership of the Restricted Shares to the respective Beneficiary will occur in fractions, in equal parts, observing the following time frames: 03.31.2023, 03.31.2024, 03.31.2025, 03.31 .2026 and 03.31.2027.

5.3 The Beneficiary, if he leaves the Company or its Subsidiary, on his own initiative, for poor professional performance identified by means of regular evaluation performed by the Company, for inappropriate ethical-professional conduct and/or for violation of any internal norm of the Company, will lose, as of the date of termination, the right to receive restricted shares for the remaining periods and, consequently, the Company will be unable to transfer ownership of the corresponding Restricted Shares.

5.4 The transfer of the Company's Beneficiary to one of its subsidiaries and vice versa, or to any other company, in this case, is not considered to be termination for the company's interest.

5.5 If the Beneficiary is a member of the Board of Directors, once the Grant Agreement is signed, the transfer of shares to the Beneficiary will take place on a single date, that is, 04.30.2028, which corresponds to 3 (three) years after the end of the mandate of Board of Directors elected by the 182nd AGE of the Company.

6 GRANTING OF RESTRICTED SHARES

6.1 . The granting of Restricted Shares will be carried out, necessarily, upon execution of the Agreement for the Granting of Restricted Shares, observing the Program to be approved by the Board of Directors

6.2 The agreement will specify, among other items, the number of restricted shares subject to the grant, as well as the terms, terms and conditions for transferring the restricted shares by the Company to the Beneficiaries.

6.3 The Board of Directors may, at its discretion, establish different contracts between the Beneficiaries, observing the general conditions of this Restricted Shares Plan.

6.4 There will be no consideration in cash by the Beneficiaries when signing the Grant Agreement or even when delivering the restricted shares.

6.5 Until the date of transfer of ownership of the restricted shares to the Beneficiaries, the Beneficiaries will not be entitled to any rights and advantages as shareholders in relation to the shares object of the grant, such as voting rights, receipt of dividends and interest on equity.

7 RESTRICTED SHARES SUBJECT TO THE PLAN

7.1 With a view to creating shareholder value, long-term incentives make up a relevant part of the total remuneration of the member of the Executive Board, which demonstrates the company's concern to create remuneration incentives that are practically self-sustaining, given that the participant will have a gain proportional to the value generated to the organization, and the Board of Directors may establish, as a condition, the fulfillment of goals, triggers or challenges by the Company.

7.2 The maximum number of restricted shares granted cannot exceed the limit of 0,2% of the Company's total share capital on this date, without prejudice to the maximum period for the conclusion of the Restricted Shares Grant Agreement.

8 GENERAL PROVISIONS

8.1 The grant of shares will not prevent the Company from engaging in corporate reorganization operations.

8.2 In cases of change in the number, class or type of shares of the Company, for any reason, it will be up to the Board of Directors to assess any adjustment to the Plan, in order to avoid damages to the Beneficiaries and the Company.

8.3 The Grant Agreements do not grant any stability or guarantee of employment to the Beneficiary.

8.4 The Company is authorized to proceed with the reduction of the total number of restricted shares to be transferred to the Beneficiary, or in another way that suits it, in order to meet the legal requirements, more specifically in relation to the amounts equivalent to the taxes to which it is legally obliged to be withheld on behalf of the Beneficiary.

8.5 Legal changes that may exist, whether of a labor, corporate, tax or related nature, may lead to the revision of the Plan.

8.6 If the number of shares issued by the Company is increased, reduced, there is a split or grouping of shares, or dividends paid in shares, the Board of Directors may make the appropriate adjustments to the number of Restricted Shares granted to each Participant, and may also make adjustments in the number of Restricted Shares granted in order to reflect the economic impact of eventual distributions of proceeds.

9 PLAN MANAGEMENT

9.1 The Restricted Shares Plan will be managed by the Company's Board of Directors, or by a Committee designated by it.

9.2 The Company's Board of Directors, observing the guidelines of the company's bylaws and the applicable legislation, will have broad powers in the management of the Plan to:

§1º Elect the Beneficiaries, as well as define the criteria for the choice;

§2º Enter into different Grant Agreements, in accordance with the company's strategic objectives;

§3º List additional conditions, such as triggers, meeting goals, achieving milestones, which must be met for the transfer of shares by the Company to the Beneficiary;

§4º Authorize the non-onerous disposal of treasury shares to satisfy the delivery of the shares object of the Granting Agreement;

§5º Take the necessary measures to achieve the Compensation Plan based on Restricted Shares;

§6º Resolve omitted cases and interpretations regarding the application of the plan.

10 TERM OF THE PLAN

10.1 The Compensation Plan Based on Restricted Shares will remain in effect until 04.30.2028 and, at any time, the Restricted Shares Plan may be extinguished or modified by decision of the General Meeting.

10.2 Any significant legal change with regard to the regulation of corporations, publicly-held companies, labor legislation and/or the tax effects of a grant Agreement plan may lead to the full review of the Compensation Plan Based on Restricted Shares.

CPES/DCGG
Rua da Quitanda, 196, 25° floor,
Centro, Rio de Janeiro – RJ

RCPES 034, closed on 11.11.2022.

CERTIFICATE
MINUTES OF THE THIRTY-FOURTH MEETING OF THE PERSONNEL COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

It certifies, for all due purposes, that the People Committee of Eletrobras closed its 034th meeting on the eleventh day of November of the year two thousand and twenty-two. The Board Member and Coordinator PEDRO BATISTA DE LIMA FILHO (PBL), Board Member MARCELO DE SIQUEIRA FREITAS (MSF), Member ANA SILVIA CORSO MATTE (ASM), Board Member VICENTE FALCONI CAMPOS (VFC) and Board member FELIPE VILLELA DIAS (FVD) participated in the meeting as members. There were no records of absences. The meeting was chaired by the Governance Superintendent BRUNO KLAPPER LOPES. **NEW COMPENSATION MODEL FOR ELETROBRAS MANAGEMENT:** The People Committee unanimously expressed its understanding that the proposed study presented by the consultancy Korn Ferry for the new compensation model for Eletrobras directors and executives is in line with the Company's strategic guidelines contemplated in its 2022 Business and Management Master Plan -2026, notably: (i) the development of a high performance culture and excellence in people management with a focus on meritocracy; (ii) the focus of the Company's management on creating value and increasing competitiveness, including by unlocking the value levers of privatization; (iii) the achievement of the highest standards of corporate governance associated with the compensation of its managers and senior leaders; and (iv) the multiplication of value generation and expansion of the company's investment capacity. In this sense, the Personnel Committee highlighted that: (i) the adoption of long-term incentives associated with the management of restricted share plans and share options provides the Company with an important tool for aligning the interests of the Company's managers and senior leaders with the interests of the shareholders, since it will transform them into potential shareholders of the Company, sharing the potential gains and risks associated with the related business performance; (ii) by sharing business gains and risks with its employees, the Company now has relevant instruments for the development of a high-performance professional culture and for encouraging decision-making that favors long-term results, in addition to generating sustainable value and growth; (iii) solving the compensation gap of the Company's directors and creating mechanisms for rewarding and awarding high performance, overcoming targets and successfully completing strategic projects represent indispensable requirements for Eletrobras to be able to develop, on solid bases and sustainable, meritocratic practices that encourage high performance and accelerate the unlocking of value levers linked to privatization; (iv) the Restricted Share Plan and the Share Option Plan will enable the Company to attract and retain its talents, so that Eletrobras can count on the best professionals for the successful conduction of the transformation process resulting from the process privatization of Eletrobras, in addition to enabling the development of an adequate succession plan for its key positions, preserving the continuity of the Company's management focused on the sustainable generation of value and the maximization, in the medium and long term, of the return on investments of its shareholders. In light of the above, and based on the compensation study presented by the consultancy Korn Ferry, the People Committee unanimously recommended to the Board of Directors of Eletrobras the call of an extraordinary general meeting, so that the shareholders consider the following matters on the agenda: (i) approval of the Eletrobras

Restricted Share Granting Plan; (ii) approval of the Eletrobras Share Option Plan; (iii) establishment, for the period ending March 31, 2023, of the new global amount of compensation for the directors and members of the Advisory Committees to the Board of Directors, as well as the new individual amount of compensation for the members of the Fiscal Council. This certificate, read and approved by the Personnel Committee, is drawn up and signed by me, BRUNO KLAPPER LOPES, Eletrobras Governance Superintendent.

Rio de Janeiro, November 18, 2022.

BRUNO KLAPPER LOPES
Governance Superintendent

November 20th, 2022

To: Centrais Elétricas Brasileiras S.A. – Eletrobras

Rua da Quitanda, 196 – Centro – Rio de Janeiro

CEP 20091-005

Mr. André de Avellar Torres and Mr. Rafael Gusmão de Andrade

E-mail: andre.torres@eletrobras.com and rafael.andrade@eletrobras.com

Legal Opinion – Management Proposal analysis for the 184th Extraordinary General Shareholders' Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras

Dear Sirs,

In attention to your inquiry about the legal adequacy of the management proposal ("Management Proposal") for the 184th Extraordinary General Shareholders' Meeting ("184th EGM") of Centrais Elétricas Brasileiras S.A.- Eletrobras Shareholders ("Company" or "Eletrobras"), we hereby present our Legal Opinion regarding the rightness of the Management Proposal, considering the applicable law concerning the subject matter to be considered by the shareholders.

This Legal Opinion was based on the Management Proposal analysis for the 184th EGM, estimated to be held on December 22, 2022, and it is structured as follows:

Chapter I - Background;
Chapter II - Management Proposal for the 184th EGM - Legal Adequacy;

Chapter III - Conclusion.

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

I. BACKGROUND

1. On February 22nd, 2022, the 181st Extraordinary General Shareholders' Meeting of the Company was held, accordingly to the Law No. 14,182 of 2021 and Resolutions 203 of 2021 and 221 of 2021, both issued by the "Conselho do Programa de Parcerias de Investimentos – CPPI". Accordingly, all the terms and conditions for the Company's privatization process were approved, without Union's vote. Once the privatization was completed, with the closing of the public offering of shares on June 17, 2022, Eletrobras became a public company without a controlling shareholder, to be conducted by its directors and officers into that new phase, in order to capture all of the Company's synergies and growth levers[1].

2. Considering that the compensation structure and the global amount awarded to the members of the Board of Directors, to Executive Officers, to Fiscal Council, and Audit and Statutory Risks Committee members, from April 2022 to March 2023, approved by shareholders on the Company's Ordinary General Meeting held on April 22, 2022, are shown to be inadequate to the new challenges, the Company's management decided to propose a new compensation model in order to strengthen the Company's strategy for identifying, attracting, developing and retaining talents. Thus, according to the Management Proposal, the following items are included on the agenda for the 184th EGM:

1) To approve the Stock Option Compensation Plan attached to the Management Proposal, as part of the compensation model for the Company's management members;

2) To approve the Restricted Stock Compensation Plan attached to the Management Proposal, as part of the compensation model for the managers of the company;

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[1] Regarding the levers of growth, see section "**Novos Desafios a serem Enfrentados pela Administração,**" from the Management Proposal, in Portuguese.

3) To reassert the decision taken at the Ordinary General Shareholders' Meeting of 22nd April 2022, in order to fix, for the period ending in 31st March 2023, the new amount of global compensation for Officers, the members of the Board of Directors and members of the committees under the Board of Directors, as well as the new amount of individual compensation for members of the Fiscal Council, in order to be aligned to the Company's new compensation model.

3. In this regard, the Company requested our Legal Opinion as to compliance of the Management Proposal to the legal and regulatory requirements, in order to inform the shareholders' decision.

II. Management Proposal for the 184th EGM - Legal Adequacy

II.1. The Stock Compensation Plans

4. According to the agenda for the 184th EGM, two compensation plans are being submitted for deliberation: (i) Stock Option Compensation Plan and (ii) Restricted Stock Compensation Plan (jointly, "Compensation Plans").

5. The possibility of public companies adopting such plans in their compensation structures is provided for in article 168 § 3 of Law No. 6,404, of 1976, ("LSA"), which requires, for this purpose, that the bylaws contain an express provision for granting stock options to their managers, employees or natural persons who provide services to the company or its affiliates, so long as within the limit of the authorized capital and in accordance with the plan approved by the general meeting.

6. The Eletrobras bylaws meet the LSA requirements, since article 5 provides for authorized capital, to be increased by resolution of the Board of Directors, as well as,

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

according to paragraph 2 of the same article, for the issue of shares based on a stock option plan approved at a general meeting[2].

7. It is worth noticing that, additionally to the issuance of new shares, companies may choose to deliver treasury shares to comply with the Compensation Plans. That faculty is allowed by Resolution CVM N. 77, of 2022. According to article 5 of that Resolution, the sale or transfer of shares to managers, employees, and service providers to the public company and its affiliates, resulting both from the exercise of stock options under the stock option plan or from other share compensation models, the need for prior approval from the shareholders' meeting for a company's tradings which involve private sales of shares to related persons is not required so long as the stock option plan and the compensation models contain the parameters for calculating the exercise price of the stock options or the sale price of the shares, as the case may be, and the plan and models are approved by the shareholders' meeting[3].

8. It is also to be noted that the proposed Compensation Plans meet the other necessary requirements for their validity, namely: (i) the setting of a total limit for the new shares to be issued and for the shares already issued and that will be delivered to their beneficiaries; (ii) the identification of the type of shares object of the Compensation Plans; (iii) the exercise price of the options; (iv) the provision that there will be no financial burden for the beneficiaries in the case of the Restricted Compensation Plan; and (v) the indication of the corporate body - Board of Directors -

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[2] See article 5 of Eletrobras bylaws: "Art. 5 - Eletrobras is authorized to increase its capital up to the limit of R$100,000,000,000.00 (one hundred billion reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares. (...) Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6.404/1976, as amended ("Brazilian Corporation Law"), whose placement is made through sale on the stock exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders' Meeting, under the terms established by law.

[3] See article 5 of Resolution CVM N. 77, of 2022: "Art. 5 The approval by the general meeting referred to in article 4 is waived when dealing with I - alienation or transfer of shares to managers, employees and service providers of the publicly-held company, its affiliates, or subsidiaries resulting from: a) the exercise of stock options under a stock option plan; or b) other share-based compensation models; andII - public offer of secondary distribution of treasury stock or securities convertible or exchangeable into shares. Sole Paragraph. The option granting plan and the compensation models referred to in item I of the caput shall I - contain the parameters for calculating the exercise price of the stock options or the price of the shares as the case may be; and II - be approved by the general meeting."

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

to manage the Compensation Plans, establishing the other conditions and terms for its implementation, including as to the choice of beneficiaries and as to the celebration of the contracts.

II.2. Reassertion of the global compensation amount and competence of the general meeting

9. Articles 152 and 162, paragraph 3, of LSA[4] state that the compensation of the Board of Directors and the Executive Board and of the members of the Fiscal Council, including benefits of any nature - among which those related to stock option or restricted stock plans - must be submitted to the competent corporate body to deliberate on this matter, which is the company's general meeting.

10. Therefore, since the management global compensation and the compensation of the members of the Fiscal Council was approved at the Ordinary General Shareholders' Meeting of April 22nd, 2022, and the changes proposed herein result in an increase to the authorized amount, it is necessary to reassert, at the 184th EGM, the global compensation amounts that shall be in effect until March 2023. That global compensation amount must include both the increase in value of the management fixed compensation as well as the respective amount of the benefits arising from the Compensation Plans which will have an effect for the period from April 2022 to March 2023.

II.3. Governance and information disclosure

[4] Article 152. The general meeting shall prescribe the total or individual remuneration of directors and officers, including whatever benefits and allowances, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices. (...)
Article 162. (...) Paragraph 3. The compensation of the members of the Fiscal Council, besides the mandatory reimbursement for traveling expenses, board and lodgings incurred, will be fixed by the general meeting which elects them and shall not, as each member, be less than ten per cent of the average compensation paid to each director, not computed on that amount benefits, allowances and profit sharing values.

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

11. The "Comitê de Pessoas, Elegibilidade, Sucessão e Remuneração – CPES" shall opine on the proposal of the new compensation model for the Company's executives, with the purpose of advising the Board of Directors in the fulfillment of its responsibilities of guidance and superior management of the Company[5].

12. Additionally, the changes to be promoted entail the need to disclose to shareholders the information indicated in item 13 of the Company's reference form, as provided for in article 13, II, of CVM Resolution No. 81 of 2022[6], as well as the information required in Exhibit B provided for in article 14 of the same Resolution[7], both as to the Stock Option Compensation Plan and the Restricted Compensation Plan. A copy of each of those plans must also be made available to the shareholders, for their due appreciation and subsequent resolution at the general meeting[8].

III. Conclusion

13. Therefore, we conclude that the Management Proposal for the 184th EGM complies with legal requirements provided for in LSA and pertinent CVM's Regulation. The corporate governance documents approved by the Company are adequate and the shareholders will be appropriately instructed and able to deliberate in a reflected and informed manner.

Bocater, Camargo, Costa e Silva, Rodrigues Advogados

[5] In this Regard, see items 1.2 and 5.1, items "(g)" and "(h)" of the Eletrobras Internal Rules of the "Comitê de Pessoas, Elegibilidade, Sucessão e Remuneração – CPES
[6] "Article 13. Whenever a general meeting is called to determine the compensation of the managers, the company must provide, at least, the following documents and information I - the management compensation proposal; and II - the information indicated in item 13 of the reference form.
[7] "Article 14. Whenever a General Shareholders' Meeting is convened to approve a share-based compensation plan, the company must provide, at a minimum, the information indicated in Exhibit B to this Resolution."
[8] According to item 1, Annex B of CVM Resolution No 81.

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849